FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields improves operational performance due to stabilization of power supplies in South Africa
JOHANNESBURG. 1 August 2008, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the June 2008 quarter of R843 million, compared with earnings of R1,248 million and R528 million for the March
2008 and the June 2007 quarters respectively. In US dollar terms net earnings for the June 2008 quarter were
US$105 million, compared with earnings of US$167 million and US$74 million for the March 2008 and the June
2007 quarters respectively.
June 2008 quarter salient features:
· Attributable gold production increased by 5 per cent to 865,000 ounces;
· Total cash costs steady at R125,359 per kilogram (US$502 per ounce);
· Notional Cash Expenditure (operating cost plus capital expenditure) at R217,065 per kilogram (US$869 per ounce) due to high inward investment in growth projects;
· Operating profit increased 6 per cent to R2.72 billion and normalised earnings of R911 million generated;
· Commissioning underway at Cerro Corona and Tarkwa’s CIL expansion due for completion in the December quarter.
Financial year salient features:
· Attributable gold production of 3.64 million ounces compared with 3.97 million ounces in the previous year;
· Total cash costs increased from R86,623 per kilogram (US$374 per ounce) to R111,315 per kilogram
  (US$476 per ounce) due to the lower production and cost pressures driven by the resource boom;
· Essakane and Venezuelan assets sold in the December quarter 2007, releasing R4.2 billion (US$615 million) in value;
· US$438 million invested in growth projects in Peru and Ghana;
· US$121 million invested in increasing our ownership in Sino Gold and Conquest Mining to 19.9 per cent and
  19.1 per cent respectively.
Final dividend number 69 of 120 SA cents per share is payable on 25 August 2008, giving a total dividend for financial 2008 of 185 SA cents per share.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
“After a particularly difficult start to the quarter, with
the accident at the South Deep Gold Mine in which
nine of our colleagues tragically lost their lives, the
people of Gold Fields rallied together to show their
mettle. Galvanized by my statement that “we will not
mine if we cannot mine safely”, they took control of
the safety situation on all of our mines, where a new
safety culture is rapidly taking root.
Against this backdrop, Gold Fields staged a welcome
recovery with production increasing by 5 per cent from
Q3 which was negatively impacted by power
interruptions, while maintaining a tight control on
costs, despite the continued inflationary pressures
world-wide. Notional Cash Expenditure (operating
cost and capital expenditure) for the quarter increased
from US$843 per ounce in Q3 to US$869 per ounce,
largely on the back of increased capital expenditure at
the international operations. The Group’s NCE is
expected to decline significantly early in calendar
2009 as capital expenditure on the Cerro Corona
project is completed and the mine becomes
operational along with the Tarkwa expansion.
A comprehensive review of infrastructure across our
operations, following from the heightened safety
awareness across the Group since my appointment,
has resulted in urgent rehabilitation being necessary
at the Main shaft infrastructure at Kloof and in
particular replacement of a significant portion of the
steelwork below 17 level. As a consequence, the
operation of this shaft is to be suspended for
approximately six months while the necessary
maintenance is carried out. Kloof’s production over
this period is expected to reduce by between 25 and
35 per cent. Operations will continue at this shaft on a
1 day a week basis to maintain integrity of faces and
ore passes. Driefontein’s production will also decline
in the September quarter by approximately 400
kilograms due to a need to catch up safety critical
secondary support and South Deep is already in the
process of reinstalling primary support at its 95 2 West
and 95 3 West ramps. Production at Driefontein and
South Deep should return to approximately 6,800
kilograms per quarter and 1,500 kilograms per quarter
respectively by the December quarter and Kloof’s
production should be restored to 2,000 kilograms per
month by February 2009.
Notwithstanding the short term safety related actions
to be initiated in South Africa as referred to in the
preceding paragraph, long awaited growth projects
will be commenced and brought to full production over
the next two quarters. In particular, the completion of
the new Cave Rocks and Belleisle underground mines
at St Ives; the addition of Cerro Corona and the
completion of the Tarkwa CIL plant expansion during
Q2, position Gold Fields well to achieve its short term
target of a production rate of approximately 4 million
ounces of gold per annum at an NCE of US$700 per
ounce to US$725 per ounce at R/US$8.00, early in
calendar 2009.
”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR87.01 – ZAR118.50
- at end June 2008
653,200,682
Average Volume - Quarter
2,751,270 shares / day
- average for the quarter
653,156,356
NYSE – (GFI)
Free Float
100%
Range - Quarter                       US$10.88 – US$15.11
ADR Ratio
1:1
Average Volume - Quarter
5,867,684 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS Q4F2008
Health and safety
We deeply regret to report a further two fatal accidents during the June quarter in addition to that reported in the March quarter. The investigation into the South Deep accident by the Department of Minerals and Energy
Affairs has commenced. There were no fatal accidents reported at Beatrix nor at the international operations during the quarter and Kloof achieved one million fatality free shifts during the quarter. The fatal injury frequency rate for the June quarter regressed from 0.13 to 0.46 per million hours worked. The lost time injury frequency rate improved from 6.4 to 6.1, the serious injury frequency rate remained unchanged at 3.1 and the days lost injury frequency rate improved from 241 to 238. The international operations halved their lost time injury frequency rate in financial 2008, with Agnew achieving zero lost time injuries for the year and Damang for the last six months.
The Full Compliance Health and Safety Management System will be revised taking into consideration lessons learned from the investigations and the outcomes of the audits conducted on the recent multiple fatal accidents. The
Masiphephe (“Let’s be Safe”) initiative, that has proved to be successful at
Driefontein, is being implemented as Sawubona Kusasa (“See you tomorrow”) at Kloof and Khuseulela (“Be protected”) at Beatrix to improve safety performance at the rest of the South African operations. Accordingly, more than 14,300 people went through these programmes during the quarter.
Du Pont has been tasked to assess the existing health and safety management systems and benchmark them against the international best practices on the following: Leadership, Organization, Operations and Risk
Assessment. Current behaviours, attitudes, practices and procedures will be analysed and a gap analysis will be conducted for each operation. It is planned to complete this audit by the end of October 2008 in South Africa.
In the drive towards improved safety, pillar extraction risk assessments are ongoing and to date, pillar mining activity has been reduced at the Driefontein and Kloof operations. Ongoing monitoring of risk parameters are being conducted to improve the overall assessment of pillar mining, seismicity and associated geological features.
The net result of the above is that pillar mining activity has reduced by 24 per cent at Driefontein and 51 per cent at Kloof and affects production by 1,200 kilograms per quarter which is already included in our forecast.
The Group remains committed to a philosophy of zero harm, and benchmarks itself against the Ontario benchmark, as well as pursuing the
Mine Health and Safety Council milestones in South Africa. With the exception of South Deep and Cerro Corona, the operations have been audited and achieved OHSAS 18001 certification. The operations not currently certified are implementing the requirements of OHSAS 18001, with certification planned by the end of the calendar year.
Financial review
Quarter ended 30 June 2008 compared with quarter
ended 31 March 2008
Revenue
Attributable gold production for the June 2008 quarter amounted to 865,000 ounces, compared with 827,000 ounces in the March quarter, an increase of
5 per cent. This was slightly higher than the guidance given on 25 June.
Production at the South African operations increased from 520,000 ounces to
553,000 ounces or 6 per cent, as production in the March quarter was negatively affected by the power disruptions and the slow start-up after the
Christmas break. Attributable production at the international operations increased 2 per cent from 307,000 ounces to 312,000 ounces.
At the South African operations the increase in gold production in the June quarter was directly attributable to the lost production in the March quarter due to the reduced power supply from Eskom. As a result of the curtailed power supply, a press release on 25 February 2008 gave an updated guidance for the March quarter which forecast a decrease in production at the South African operations compared with the December quarter of between 20 and 25 per cent and a reduction of between 15 and 20 per cent for the June quarter. The actual decrease for the March and June quarters was 21 per cent and 16 per cent respectively, both in line with forecast.
Driefontein, Kloof and South Deep’s gold production was more or less in line with the guidance given in the March quarterly report, while Beatrix achieved
11 per cent above guidance, mainly due to an improved mine call factor
(MCF).
At the international operations, managed gold production at Tarkwa increased 2 per cent due to an improved recovery from heap leach operations. At Damang, gold production decreased by 5 per cent due to an increase in grade offset by crusher down time and, like all the international operations, a slightly shorter milling quarter. Total gold production from
Ghana was similar quarter on quarter. Gold production in Australia increased by 2 per cent with Agnew increasing by 11 per cent due to higher grades from Waroonga underground. At St Ives, gold production decreased due to lower processed volumes and lower recoveries at the heap leach facility.
The average quarterly US dollar gold price achieved decreased 3 per cent from US$921 per ounce in the March quarter to US$895 per ounce in the
June quarter. The average rand/US dollar exchange rate weakened by 4 per cent to R7.77, compared with the R7.45 achieved in the March quarter. As a result of the above factors, the rand gold price improved from R220,612 per kilogram to R223,568 per kilogram, slightly more than a 1 per cent increase.
The Australian dollar gold price decreased quarter on quarter from A$1,008 per ounce to A$949 per ounce, compounded by a weakening US dollar against the Australian dollar which moved from 0.9032 in the March quarter to 0.9434 in the June quarter.
The increase in the rand gold price achieved together with the increase in production, resulted in revenue of R6,452 million (US$836 million) an increase in rand terms of 6 per cent compared with the R6,109 million
(US$821 million) achieved in the March quarter.
South African Rand
Salient features
United States Dollars
Year ended
Quarter
Quarter                                         Year ended
June
2007
June
2008
June
2007
March
2008
June
2008
June
2008
March
2008
June
2007
June
2008
June
2007
123,534
113,154
31,337             25,736
26,896       kg
Gold produced*
oz (000)
865
827            1,007                 3,638
3,972
86,623
111,315
91,473          122,920
125,359      R/kg
Total cash costs
$/oz
502
513               401                    476
374
135,666
186,088
161,485           201,181
217,065      R/kg                    Notional cash expenditure
$/oz
869
843               708                    796
585
51,165
49,615
12,670            12,376
12,259      000                                   Tons
milled                                 000
12,259
12,376          1 2,670               49,615
51,165
147,595
190,623
152,510          220,612
223,568     R/kg                                    Revenue                                   $/oz
895
921               669                    816
638
233
280
254                283
306     R/ton                            Operating costs                           $/ton
39
38                  36                     38
32
7,740
9,041
1,969              2,566
2,721     Rm                               Operating profit                               $m
355
347                278                1,244
1,075
40
39
39                  42
42     %                                 Operating margin                              %
42
42                  39                     39
40
2,363
4,458
528              1,248
843     Rm
Net earnings
$m
105
167                  74                   613
328
414
683
81                191
129     SA c.p.s.
US c.p.s.
16
26                  11                     94
59
2,188
2,992
506             1,246
881     Rm
Headline earnings
$m
111
176                  71                   412
304
392
459
78                191
135     SA c.p.s.
US c.p.s.
17
27                  11                     63
54
2,298
2,930
488             1,009
911     Rm
Net earnings excluding
gains and losses on foreign
exchange, financial
instruments, exceptional
items and discontinued
operations
$m
119
138                  69                   403
319
412
449
75               155
140     SA c.p.s.
US c.p.s.
18
21                  11                     62
57
* Attributable – All companies wholly owned except for Ghana (71.1%).
#
Prior period operational results have been restated to exclude the discontinued assets sold during the December 2007 quarter i.e. the Venezuelan assets (Choco 10).

GOLD FIELDS RESULTS
Q4F2008
I 2
Operating costs
Operating costs increased from R3,503 million (US$468 million) in the March quarter to R3,748 million (US$484 million) in the June quarter. The increase of 7 per cent was driven by the increase in production at the South African operations and translating costs at the international operations into South
African rand at the weaker rand. Total cash costs in rand terms increased by less than 2 per cent (and decreased 2 per cent in US dollar terms) from
R122,920 per kilogram (US$513 per ounce) in the March quarter to
R125,359 per kilogram (US$502 per ounce) in the June quarter.
At the South African operations, operating costs increased from R2,126 million (US$283 million) to R2,197 million (US$282 million), an increase of 3 per cent. This increase was mainly due to the higher volumes mined and processed in the June quarter compared with the March quarter were the power disruptions significantly constrained production. Total cash costs at the South African operations decreased 3 per cent from R125,181 per kilogram (US$523 per ounce) to R121,984 per kilogram (US$488 per ounce)
in line with the increase in gold production. The decrease in US dollar terms of 7 per cent is due to translating costs at the weaker rand.
Operating costs at the international operations, including gold-in-process movements, increased from R1,417 million (US$191 million), to R1,534 million (US$199 million) in the June quarter, an increase of 8 per cent in rand terms and 4 per cent in US dollar terms. Approximately half of the total dollar increase at the international operations occurred at Tarkwa, which reflected an increase in costs of US$4 million, or 6 per cent, due to price increases in commodities such as fuel, explosives and tyres together with increased mining fleet maintenance costs. The balance of the increase in costs was due to the 4 per cent stronger Australian dollar, as costs in Australia were virtually unchanged quarter on quarter at A$99 million. St Ives increased by
A$2 million quarter on quarter due to higher open pit waste charges, while
Agnew was A$2 million lower compared with the March quarter due to a decrease in ounces produced from the low grade Songvang stockpile. Total cash costs at the international operations increased by 4 per cent from
US$500 per ounce in the March quarter to US$522 per ounce in the June quarter.
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs plus capital expenditure and is reported on a per kilogram and per ounce basis – refer the detailed table on page 16 of this report. The objective is to provide the all in costs for the Group and for each operation before greenfields exploration expenditure. The NCE per ounce is an important measure as it determines how much free cash flow is generated before taxation. One of Gold Fields’
objectives is to reduce its NCE per ounce and increase its free cash flow.
The NCE for the Group for the June quarter amounted to R217,065 per kilogram (US$869 per ounce) compared with R201,181 per kilogram
(US$843 per ounce) in the March quarter. These figures include project expenditure at Cerro Corona.
At the South African operations the NCE was R180,712 per kilogram
(US$723 per ounce) which was similar to the March quarter. At the international operations (excluding Cerro Corona) the increase was 12 per cent from US$755 per ounce to US$848 per ounce due to the increase in capital expenditure at Tarkwa and in Australia.
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an increase in operating profit of 6 per cent from R2,566 million (US$347 million) to R2,721 million (US$355 million). The
Group operating margin was maintained at a credible 42 per cent. The margin at the South African operations increased from 41 per cent to 43 per cent, while the margin at the international operations decreased from 44 per cent to 41 per cent.
Amortisation
Amortisation increased from R714 million (US$95 million) in the March quarter to R778 million (US$100 million) in the June quarter. This increase was mainly at the international operations which increased from R290 million
(US$39 million) to R352 million (US$46 million) because of an increase in production from the Damang pit cutback and increased production at Agnew and St Ives’ underground mines. Despite the increase in production at the
South African operations amortisation only increased from R376 million
(US$50 million) to R390 million (US$50 million) as a result of a R50 million credit in the June quarter at South Deep to reverse over provisions accumulated during the year.
Other
Net interest paid amounted to R46 million (US$6 million) for the June quarter compared with R88 million (US$12 million) in the March quarter. This movement includes a cost of R43 million (US$6 million) relating to the equity accounted results of our share of Rusoro’s losses which was more than offset by a R58 million (US$7 million) correction of interest paid, as a result of capitalizing qualifying interest expensed earlier in the year, and an increase in interest received.
The loss on foreign exchange of R7 million (US$1 million), compares with a gain of R38 million (US$6 million) in the March quarter. Both result from the conversion of offshore cash holdings into the functional currency i.e. rands.
The gain on financial instruments for the quarter at R2 million (US$ nil million)
compares with a gain of R262 million (US$38 million) in the March quarter.
The gain in the June quarter is due to year to date exchange adjustments of prior quarter’s gains. The gain of R262 million (US$38 million) in the March quarter mainly comprises R136 million (US$18 million) on reversal of previous marked to market unrealised losses on the Mvela floor and cap.
Also included in the R262 million (US$38 million) was a R45 million (US$6 million) marked to market gain on the share warrants included in the Group’s investment portfolio. Added to this was a gain of R83 million (US$11 million)
on US$90 million of South African rands/US dollar currency hedges closed out.
Other costs increased from R32 million (US$5 million) to R76 million (US$10 million) mainly due to the increase in employee and non-executive directors share based payments as a result of a change in the index used and an additional allocation in June. The index previously used was the Philadelphia
XAU which was not considered representative of Gold Fields peers and as such was replaced by an index of only six peer gold mining companies.
Exploration
Exploration expenditure, increased from R58 million (US$8 million) in the
March quarter to R107 million (US$14 million) in the June quarter. This increase was due to increased expenditure in Australia, mainly at Mt Carlton and costs of closing the Oxford office. Please refer to the Exploration and
Corporate Development section for more detail.
Exceptional items
The exceptional loss in the June quarter amounted to R95 million (US$17 million) compared with a loss of R42 million (US$11 million) in the March quarter. The loss in the June quarter mainly comprised a R65 million (US$8 million) provision for restructuring costs at South Deep and impairment of assets of R51 million (US$7 million) in Australia. At St Ives, Junction mine and the original Leviathan pit are depleted and at Agnew, impairment of rehabilitation assets relating to old slimes dams. The loss was partially offset by an over provision of R21 million (US$3 million) on the 9 shaft project at
Driefontein raised in the March quarter. The loss in the March quarter mainly relates to the provision of R45 million (US$6 million) for costs at Driefontein regarding the suspension of the 9 shaft project.
Taxation
Taxation for the quarter amounted to R664 million (US$87 million) compared with R567 million (US$77 million) in the March quarter. This increase is despite the decrease in profit before taxation and exceptional items for the quarter. The net increase is due to the increase in non-deductable charges during the quarter such as exploration and employee and non-executive directors share scheme costs. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations.
Earnings
Net profit attributable to ordinary shareholders amounted to R843 million
(US$105 million) or 129 SA cents per share (US$0.16 per share), compared with R1,248 million (US$167 million) or 191 SA cents per share (US$0.26 per share) in the previous quarter.
Headline earnings i.e. earnings less the after tax effect of asset sales, impairments, the sale of investments and discontinued operations, was R881 million (US$111 million) or 135 SA cents per share (US$0.17 per share), compared with earnings of R1,246 million (US$176 million) or 191 SA cents per share (US$0.27 per share) last quarter.
Earnings excluding exceptional items as well as net gains and losses on foreign exchange, financial instruments and discontinued operations, amounted to R911 million (US$119 million) or 140 SA cents per share
(US$0.18 per share), compared with earnings of R1,009 million (US$138 million) or 155 SA cents per share (US$0.21 per share) reported last quarter.
The decrease in earnings is mainly due to the after tax increase in net operating profit being offset by an increase in other costs and exploration costs, the provision for the South Deep restructuring and the gain on financial instruments of R262 million in the March quarter, not repeated in the June quarter.

3 I GOLD FIELDS RESULTS Q4F2008
Balance sheet
The increase in investments compared with the June 2007 balance sheet is mainly due to the 41.7 million shares valued at R333 million (US$49 million)
received from Orezone Resources Incorporated as part payment for the
Essakane disposal, the 140 million shares valued at R1,580 million (US$233 million) received from Rusoro Mining Limited as part payment for the
Venezuelan disposal and further investment in Sino of R795 million (US$109 million). Added to this are marked to market gains on listed investments.
Investments at year end amounted to R5.7 billion (US$713 million) and include the following:
Investment
Interest
Value
Sino Gold Ltd
19.9%
R2,290m (US$286m)
Rusoro Mining Ltd
36.2%
R1,850m (US$231m)
Mvela’ Resources Ltd
4.0%
R500m (US$63m)
Orezone Resources Inc
11.7%
R362m (US$45m)
Conquest Mining Ltd
19.1%
R171m (US$21m)
Orsu Metals Corp.
7.6%
R90m (US$11m)
The above investments are valued at market prices, except for Rusoro which is equity accounted and therefore shown at cost less equity accounted losses since acquisition.
Cash flow
Cash inflow from operating activities for the quarter was R2,568 million
(US$334 million), compared with R3,039 million (US$408 million) in the
March quarter. This quarter on quarter decrease of R471 million (US$74 million) is due to the decrease in profit before tax and the decrease in the working capital inflow from R794 million (US$115 million) in the March quarter to R263 million (US$36 million) in the June quarter, partly offset by an increase in non-cash items from a negative R165 million (US$18 million) to a positive R108 million (US$20 million).
Capital expenditure increased from R2,086 million (US$277 million) in the
March quarter to R2,525 million (US$327 million) in the June quarter.
Approximately half of the capital expenditure during the June quarter was spent on growth projects.
At the South African operations capital expenditure increased from R785 million (US$105 million) in the March quarter to R913 million (US$118 million)
in the June quarter. This increase of R128 million was made up of increased expenditure on our battery loco projects, emergency power projects and safety related projects such as additional loco guard cars, centralized blasting systems as well as hopper and rail track upgrades. Expenditure on ore reserve development at Driefontein, Kloof, and Beatrix accounted for R97 million (US$12 million), R139 million (US$18 million), and R79 million (US$10 million) respectively. Expenditure on the 9 shaft project at Driefontein amounted to R71 million. Expenditure on the new mine development and equipment for mechanized development at South Deep amounted to R112 million.
At the international operations capital expenditure increased from R708 million (US$95 million) to R918 million (US$121 million). In Ghana the increase at Tarkwa was R126 million (US$15 million) as a result of increased expenditure on the CIL plant (US$3 million), sundry mining and metallurgical equipment (US$7 million) and the relocation of the Atuabo power station
(US$5 million). In Australia, capital expenditure increased by R95 million
(A$11 million) with increased expenditure on exploration of R7 million (A$1 million) and mine development R36 million (A$5 million) at St Ives, and R47 million (A$6 million) at Agnew on increased accommodation costs.
Capital expenditure at the Cerro Corona mine in Peru amounted to R687 million (US$88 million) in the June quarter compared with R576 million
(US$77 million) in the March quarter. Cumulative expenditure to date on the project amounts to US$501 million and is estimated at between US$540 million to US$550 million at project completion. Refer to the Capital and
Development Project section for more detail.
Purchase of investments in the June quarter amounted to R708 million
(US$97 million) and included acquisition of shares in Sino Gold Ltd,
Conquest Mining Ltd and Orsu Metals Corp. (formerly Lero Gold Company)
increasing our holding to 19.9 per cent, 19.1 per cent and 7.6 per cent respectively. Refer the Corporate Development section for more detail.
Purchase of investments in the March quarter amounted to R258 million
(US$36 million) and included the purchase of 4.7 million Sino Gold Ltd shares, at a cost of R185 million (US$27 million) and R75 million (US$10 million) expenditure on the exercise of 2,292,172 Mvela options granted to
Gold Fields as part of an agreement with Mvelaphanda Resources.
Net cash inflow from financing activities in the June quarter amounted to
R1,095 million (US$143 million). Loans received in the June quarter amounted to R1,165 million (US$150 million) to fund the purchase of offshore investments and capital funding for Cerro Corona. Loan repayments of
South African rand loans amounted to R850 million (US$105 million). A rights issue at Cerro Corona amounting to US$96 million (R768 million) was accounted for during the quarter all of this money having been raised from the minority shareholders in this project following the capitalisation of cumulative shareholder loan funding into equity. Net cash outflow from financing activities in the March quarter amounted to R214 million (US$29 million). Loans received amounted to R1,535 million (US$210 million), which included US$43 million (R314 million) drawn down on an offshore finance facility, and preference shares issued amounting to R1,200 million (US$173 million). Loans repaid of R1,788 million (US$244 million) included the repayment of an offshore loan of R1,194 million (US$172 million) and local loans repaid of R585 million (US$73 million).
Net cash inflow for the quarter was R19 million (US$6 million outflow)
compared with a net cash inflow of R470 million (US$55 million) in the March quarter. After accounting for a translation gain of R45 million (US$14 million), the cash balance at the end of June was R2,007 million (US$251 million).
The cash balance at the end of March was R1,944 million (US$243 million).
Detailed and operational review
Cost and revenue optimisation initiatives
Project 500
Project 500 was initiated at the South African operations in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project
400 (increase in revenue) and Project 100 (reduction in costs). These projects have proved successful and led to additional projects, Project 100+
(new projects to further reduce costs) and Project Beyond (strategic supply chain management and procurement).
The June quarter and financial year 2008 reporting will represent the last time that these projects will be reporting as a separate project area. The new
Gold Fields South African operations strategy for cost leadership and efficiencies will be driven through integrated teams as part of project 1M
(quality and safe underground mining), project 2M (new technology and innovation) and project 3M (power, people and surface optimization including stores control and procurement).
Project 400
Project 400 was aimed at improving revenue such that an additional R400 million (US$55 million) per annum could be generated on a sustainable basis.
This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. Operational Excellence, a change programme, was initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies.
Due to the skills shortage, The Mining School of Excellence was initiated at the Gold Fields Academy to train core skills such as miners, operators, rock drill operators and production supervisors. The “Jurasic to Joystick”
challenge initiative was launched with the focus on a greater use of technology to improve safety and productivity. The theory of constraints initiative (to identify bottlenecks and to improve the flow of resources and material) has been rolled out at all the South African shafts and there is an increased focus on improving the flow of men, material, equipment and ore.
The objective of these initiatives is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields. All these initiatives have been implemented and are ongoing.
Project 100+
Project 100+ consists of a number of discrete projects focused on ongoing cost reduction through eliminating inefficiencies and inward investments.
Examples of these are:
The Eskom demand side management (DSM) project, which consists of 39 sub-projects, is progressing well. Ten operating sub-projects have shifted more than 60MW of load out of the daily peak tariff period, delivering savings of approximately R2 million in the June quarter. Eskom temporarily put new
DSM projects on hold in May 2008 pending the outcome of the revised
National Energy Regulator of South Africa (NERSA) tariff increase application by Eskom, which resulted in a lower increase being approved. Despite the deferment of some of these DSM projects, a further eighteen projects are underway, with at least eight of them due to provide savings during the
September 2009 quarter. The savings for financial 2008 were R10 million, which is expected to grow to R20 million in financial 2009.
The conversion from diesel to battery power for underground locomotives is progressing as planned. The project will deliver long term cost savings of

GOLD FIELDS RESULTS
Q4F2008
I 4
R24 million per annum once the project is fully completed from the higher efficiency of battery locomotives, and has the added benefit of improving underground environmental conditions.
On the labour management front, the roll-out of a module which sets standards and norms for effective labour management continues. A human resource shared services centre has been established for the West Wits area with the intent to reduce shifts lost as a result of inefficient practices around engagement, medical examinations and training, as well as improving upon the administration processes currently practiced.
An energy consumption saving project aimed at reducing consumption by 10 per cent at all Group operations by 2010 has been initiated. The reduction in consumption at the South African operations will be delivered through air and water conservation programmes, identifying and eliminating compressed air leaks, efficient lighting systems, thermal and performance monitoring of refrigeration and cooling plants, amongst other various power conservation programmes. The pump efficiency monitoring project is ongoing and will deliver R10 million per annum savings from reduced electricity consumption.
At the international operations various initiatives are currently being investigated in order to achieve this objective.
In addition to the above, cost savings for financial 2008 were achieved on
Health Services (R30 million), Shared Services (R38 million) and accommodation and feeding (R9 million).
The cost reporting and management benchmark module to improve reporting and cost control continues.
Project Beyond: Group Integrated Supply chain and
Strategic Sourcing Optimisation
SA Project Beyond Strategic Sourcing and Supply
Initiatives
The extreme inflationary push which spiked in the March quarter continued
during the June quarter, with little relief on the horizon. Steel producers announced a seventh consecutive price increase this calendar year, effective from August, with certain steel products almost doubling for the calendar year to date. This general inflationary scenario is unprecedented, with raw material price increases reaching an all time high, compounded over this period by added currency instability. Apart from the continued major impact of steel inflation and related products across the board during this past quarter, other areas which also showed major cost increases were timber support, fuels and diesel, copper cables, mill liner spares and labour hire.
Strong focus remained on securing supply and related safety stock levels for critical and strategic commodities.
Despite the inflationary environment, continued focus on total cost optimisation initiatives delivered around R10 million estimated annual contracted savings through forward buying contracts on steel input costs for locomotives and through re-negotiating hoses and fittings contracts.

Cumulative contracted benefits for the 2008 financial year are estimated at around R31 million. In addition, inflation cost avoidance was also achieved during the quarter across areas such as steel support products, pulleys, catering, lubes, gas and instrumentation, estimated at R4 million. Cumulative annual cost avoidance for financial year 2008 is estimated to be around R34 million. Combined total cost savings and cost avoidance delivery during financial year 2008 is thus around R65 million.
The focus for financial 2009 will be to partially offset the inflationary influences seen in the last few quarters, which will significantly affect future costs. Savings initiatives will be geared towards increased salvage, improved quality and product substitution as well as consumption optimisation initiatives.
International Operations Strategic Sourcing and
Integrated Supply Chain Initiatives
During the June quarter continued global inflation pressures were experienced across our Australian and Ghanaian operations in areas such as power, diesel, grinding balls, explosives, lime, repairs and maintenance contracts. Peru has largely been focusing on the transition from project to operational, and preparing to align with shipping charters on the anticipated first shipment of concentrate during the later part of the September quarter.
Gold Fields operations have been shielded from the direct impact of the recent Western Australian gas explosion on the Apache gas line which had a major impact on available natural gas in the region, being the main source of power supply to the region. The impact on Gold Fields was mitigated by the existing long term partnership and power purchasing arrangement for the supply of power, with the main impact of this power disruption on Gold Fields being its indirect effect on the price of commodities sourced from this region.
In this regard the Gold Fields Australia procurement team is working closely with impacted suppliers to overcome this short term period of natural gas supply interruption to the region.
New contracted benefits through an accommodation efficiencies project in
Australia delivered around US$1 million and an added US$2 million multi-
year carry over benefit was also realized. This brings the cumulative contracted total cost benefits for the financial year for International operations to around US$8 million.
For the September quarter, initiatives in Ghana will continue focusing on critical supply optimisation and finalizing plans for an on-site emulsion plant facility. In Australia, contractor mining alliance optimization will continue and
Peru will finalize the charter arrangements for the first shipments of concentrate.
South African Operations
Royalty bill
On 3 June 2008 National Treasury released the Fourth Draft of the Mineral and Petroleum Resources Royalty Bill for final comments. The Bill was subsequently introduced by the Minister of Finance into Parliament on 26
June 2008. The Bill takes into account numerous comments and workshops held between the industry and National Treasury resulting in certain changes.
The previous formula has been amended to take into account the capital intensive nature of certain of the mining operations, especially the Gold, Oil and Gas sectors, resulting in the formula being changed from the previous
EBITDA to “EBIT” (with 100 per cent capital expenditure taken into account in the calculation of EBIT). A cap has also been introduced of 5 per cent with a surcharge add-on in the formula of 0.5 per cent. As before the Royalty percentage determined is applied to Gross revenue less certain deductions.
Based on this formula Gold Fields’ rate for financial 2008 would have been
2.1 per cent.
Power supply cost
Power costs increased by 14.2 per cent effective from 1 April 2008. An additional increase of 2 cents per kilowatt hour announced in the Minister of
Finance budget speech, which equates to a further 12 per cent increase has yet to be implemented. Eskom also requested an additional increase of up to
53 per cent with effect from 1 July 2008. On 18 June 2008, approval was given by NERSA to increase rates by an effective 20 per cent from 1 July
2008, with a potential 25 per cent increase effective from 1 April 2009. When added to the recent above inflation price increases in steel, fuel, timber and food, and the effect the weakening rand is having on imported goods, these
Eskom increases will have a significant detrimental effect on future cash costs.
Clarity still needs to be given on the pricing mechanism as it relates to the power conservation programmes and the 2 cents per kilowatt hour charge detailed above by NERSA and the Department of Trade and Industry respectively.
Driefontein
June
2008
March
2008
Gold produced
- kg
6,786
6,530
-
000’ozs
218.2
209.9
Yield - underground
- g/t
8.2
8.6
- combined
- g/t
4.4
4.6
Total cash costs
- R/kg
103,537
104,870
-
US$/oz
414
438
Notional cash expenditure   - R/kg
153,905
145,513
-
US$/oz
616
608
Gold production increased by 4 per cent from 6,530 kilograms (209,900 ounces) in the March quarter to 6,786 kilograms (218,200 ounces) in the
June quarter in line with the previous guidance. The increase in production was directly attributable to more shifts available in the June quarter as measured against the March quarter. The March quarter was negatively affected by the Eskom power disruptions. Production was negatively affected during the quarter due to public holidays and the shortage of labour at 6 shaft
(which was stopped during the Eskom power interruption), which is in the process of being recruited. The June quarter was also negatively affected by stoppages resulting from the previously reported accident arising from a seismic related fall of ground at 10 shaft. Underground yield decreased from
8.6 grams per ton to 8.2 grams per ton for the quarter due to lower grades mined at 1, 4 and 8 shafts. Surface yield returned to the year to date average, decreasing from 1.1 grams per ton in the March quarter to 0.7 grams per ton in the June quarter. The negative impact of the drop in grade on production was offset by underground tonnage which increased from

5 I GOLD FIELDS RESULTS Q4F2008
669,000 tons in the March quarter to 760,000 tons in the June quarter, together with an increase in surface tonnage from 757,000 tons to 785,000 tons.
Main development increased by 12 per cent for the quarter and on-reef development increased by 19 per cent, mainly as a result of more shifts being available for mining. Main development values decreased by 24 per cent to more historic levels, mainly due to lower values intersected in the Carbon
Leader Reef at 1 and 5 shaft, and a drop in value at the Ventersdorp Contact
Reef in the 4 shaft pillar.
Operating costs increased 3 per cent, in line with production, from R723 million (US$96 million) to R742 million (US$95 million). Total cash costs decreased 1 per cent in rand terms and 5 per cent in US dollar terms, from
R104,870 per kilogram to R103,537 per kilogram and from US$438 per ounce to US$414 per ounce respectively.
Operating profit increased from R736 million (US$100 million) in the March quarter to R785 million (US$103 million) in the June quarter as a result of the increase in production and the marginally higher gold price received.
Capital expenditure increased from R227 million (US$30 million) to R303 million (US$39 million), as forecast. This increase was mainly due to increased expenditure on safety equipment (R32 million), battery loco project
(R13 million), increased costs on the mothballed 9 shaft project (R9 million), emergency power generation (R6 million) and other sustaining projects.
Notional cash expenditure increased from R145,513/kg (US$608 per ounce)
to R153,905/kg (US$616 per ounce) mainly due to the increased investment in capital expenditure.
The forecast for the September quarter is as follows:
· Gold produced - 6,400 kilograms (205,800 ounces)
· Total cash costs* - R129,000 per kilogram (US$500 per ounce)
· Capital expenditure* - R200 million (US$25 million)
· Notional cash expenditure* - R166,000 per kilogram (US$645 per ounce)
* Based on an exchange rate of US$1 = R8.00.
The decrease in gold production is mainly due to the drop in yield arising from the decision to address backlog secondary support at the higher grade
1, 4 and 5 shafts and mining at other low grade shafts to compensate. The continued stoppage at 10 shaft due to the recent high incidence of seismic activity as well as a safety review of pillar mining also impacts negatively.
The increase in total cash costs is due to the anticipated lower production and higher costs arising from the annual wage increases effective from 1
July, electricity increases, higher commodity price increases and reduced off reef development capitalised. The decrease in capital expenditure is due to the suspension of the 9 shaft deepening project and lower development costs due to focus on secondary support.
Kloof
June
2008
March
2008
Gold produced
- kg
5,577
5,458
-
000’ozs
179.3
175.5
Yield  - underground
- g/t
7.5
9.9
- combined
- g/t
4.9
6.8
Total cash costs
- R/kg
119,240
112,514
-
US$/oz
477
470
Notional cash expenditure   - R/kg
167,940
157,292
-
US$/oz
672
657
Gold production increased by 2 per cent from 5,458 kilograms (175,500 ounces) in the March quarter to 5,577 kilograms (179,300 ounces) in the
June quarter. This is in line with the previous guidance despite business interruptions which included safety related production stoppages and an illegal miners stay-away. Underground tonnage increased from 521,000 tons to 688,000 tons and surface tons milled increased from 287,000 to 455,000 tons, as the March quarter’s production was affected by the Eskom power disruptions and the slow start up after the Christmas break. Surface tonnage toll milled at South Deep accounted for 201,000 tons of the total surface tons.
The average yield from underground decreased from 9.9 grams per ton to 7.5 grams per ton due to the normalization of the previous quarter’s high mine call factor. The increase in the gold contribution from surface sources helped optimize milling capacity but resulted in the combined yield decreasing from
6.8 grams per ton to 4.9 grams per ton.
Total main development increased by 21 per cent quarter on quarter from
6,429 metres to 7,782 metres whilst main on-reef development metres decreased by 9 per cent during the same period from 1,149 to 1,040 metres.
The lower on-reef development can be attributed to a large extent to the lower off-reef development in the previous quarter not providing access to sufficient on reef development. Additionally, four shaft’s finger raises were replaced by lower advance rate wide raises during the quarter and this also contributed to the lower on-reef development. However the higher off-reef development achieved during the last quarter bodes well for the coming quarter’s on-reef development profile. Values intersected in the Middelvlei reef decreased from 1,103 cm.g/t to 633 cm.g/t as a result of traversing lower grade zones. Total mine development values declined by 9 per cent.
Operating costs increased from R647 million (US$86 million) in the March quarter to R694 million (US$89 million) in the June quarter. This was mainly due to the impact of Eskom’s power rationing that resulted in lower mining activity in the March quarter. June quarter costs include higher incentive and overtime payments, increased costs for the additional surface volumes processed at South Deep and increased commodity, steel and fuel costs which have been impacted by price increases. Additionally, increased support related costs were incurred. As a consequence of the higher costs and the normalization of the mine call factor, the total cash cost increased 6 per cent from R112,514 per kilogram to R119,240 per kilogram. In US dollar terms, total cash costs increased marginally from US$470 per ounce to
US$477 per ounce.
Operating profit was similar quarter on quarter at R558 million (US$72 million) as result of the increased production and marginally higher gold price.
Capital expenditure at R242 million (US$31 million) increased by 14 per cent compared with the previous quarter’s expenditure of R212 million (US$28 million). This was mainly due to emergency power generation costs and additional mining equipment.
Notional cash expenditure increased from R157,292 per kilogram (US$657 per ounce) to R167,940 per kilogram (US$672 per ounce).
The forecast for the September quarter is as follows:
· Gold produced - 3,910 kilograms (125,700 ounces)
· Total cash costs* - R190,000 per kilograms (US$740 per ounce)
· Capital expenditure* - R245 million (US$31 million)
· Notional cash expenditure* - R261,000 per kilogram (US$1,015 per ounce)
* Based on an exchange rate of US$1 = R8.00.
The decrease in gold production is due to the rehabilitation of the steelwork on Main shaft which should be concluded by the end of the December quarter. The increase in total cash cost arises due to the above as well as the increase in electricity and increased labour costs due to the annual wage increase effective 1 July.
Beatrix
June
2008
March
2007
Gold produced
- kg
3,678
2,542
-
000’ozs
118.3
81.7
Yield                                -
g/t                                4.7
3.9
Total cash costs
- R/kg
119,467
160,071
-
US$/oz
478
668
Notional cash expenditure    - R/kg
166,096
227,852
-
US$/oz
665
951
Gold production at Beatrix increased by 45 per cent from 2,542 kilograms
(81,700 ounces) in the March quarter to 3,678 kilograms (118,300 ounces) in the June quarter. This is higher than the previous guidance due to improved quality mining. Tons milled increased from 656,000 tons to 778,000 tons and the yield increased from 3.9 grams per ton in the March quarter to 4.7 grams per ton for the June quarter.
The overall increase in gold and tonnage throughput is as a result of the national power availability returning to more favourable levels and the slow start-up after the Christmas break in the March quarter. An improved mine call factor (MCF) also contributed to the increased gold output. The impacts of the additional holidays at the end of April and beginning of May 2008 were well managed with little effect on production. However, volumes at the West section have been affected by ongoing industrial unrest at that operation.
The initiation of a focused MCF campaign coupled with education, training and a mine clean-up to recover gold from previous underground process inefficiencies resulted in significant benefits during the June quarter. The overall MCF improved quarter on quarter from 68 per cent to 93 per cent resulting in a 20 per cent improved yield. The benefits of the project associated with implementing appropriate changes to drilling, blasting and

GOLD FIELDS RESULTS
Q4F2008
I 6
explosives usages, coupled with the ongoing clean-up strategy will continue into the future.
The development volumes also showed a positive turnaround quarter on quarter, with total main development increasing by 4 per cent to 9,653 metres and main on-reef development at 1,959 metres, which is consistent with the previous quarter. Main development values were 22 per cent lower at 810
cm.g/t as a result of the majority of raises traversing lower grade areas as anticipated by local geological models.
Operating costs quarter on quarter increased by 7 per cent, from R429 million
(US$57 million) to R460 million (US$59 million). The increase in costs was mainly due to higher employee incentives as a result of the higher production in the June quarter, increased material usage and higher electricity costs.
Total cash costs decreased by 25 per cent from R160,071 per kilogram in the
March quarter to R119,467 per kilogram in the June quarter, mainly due to higher gold output. In US dollar terms total cash costs decreased by 28 per cent from US$668 per ounce to US$478 per ounce.
Beatrix posted an operating profit of R372 million (US$50 million) for the quarter compared with R146 million (US$19 million) in the March quarter.
Capital expenditure was similar quarter on quarter at R151 million (US$20 million) and includes mainly ore reserve development (R79 million), progress on the 3 shaft project (R27 million), capital development at the West and
South sections (R7 million) and residential upgrades (R12 million).
Notional cash expenditure improved from R227,852 per kilogram (US$951 per ounce) to R166,096 per kilogram (US$665 per ounce).
The forecast for the September quarter is as follows:
· Gold produced - 3,650 kilograms (117,300 ounces)
· Total cash costs* - R130,200 per kilograms (US$505 per ounce)
· Capital expenditure* - R168 million (US$21 million)
· Notional cash expenditure* - R181,600 per kilogram (US$705 per ounce)
* Based on an exchange rate of US$1 = R8.00.
The increase in total cash cost is mainly as a result of the annual wage increases, the additional electricity price increase and the slight decrease in production.
International Operations
Ghana
Tarkwa
June
2008
March
2008
Gold produced
- 000’ozs
168.6
165.1
Yield  - heap leach
- g/t
0.8
0.7
- CIL plant
- g/t
1.6
1.5
- combined
- g/t
1.0
0.9
Total cash costs
- US$/oz
443
436
Notional cash expenditure   - US$/oz
856
762
Gold production for the June quarter increased by 2 per cent from 165,100 ounces to 168,700 ounces. The increase in production was mainly due to an increase in recovery from the Heap leach facilities.
Total tons mined, excluding capital stripping, reduced marginally from 20.7 million tons to 20.6 million tons. Ore mined was similar at 4.9 million tons.
The mined grade at 1.29 grams per ton was an improvement on last quarter’s
1.24 grams per ton due to increased tons mined from the higher grade southern portion of Teberebie pit. The overall strip ratio for the quarter was lower at 4.37 compared with 4.96 in the March quarter, as lower volumes of capital waste strip were mined as a result of lower haulage efficiency, due to the impact of radial tyre shortages.
Total tons processed were down by 296,000 tons to 5.47 million tons mainly due to four less processing days in the quarter and national power outages.
Tons processed at the heap leach facilities decreased to 4.07 million tons compared with 4.32 million tons for the March quarter. Heap Leach yield for the quarter was 0.75 grams per ton compared with 0.68 for the March quarter mainly due to improved recoveries from the South heap due to moving to first lift. The heap leach sections produced 97,700 ounces, 3 per cent higher than the March quarter.
The total feed to the CIL plant was 1.40 million tons compared with 1.45 million tons in the March quarter. The CIL yield was 1.6 grams per ton against 1.5 for the March quarter mainly due to the higher head grade mined.
The CIL plant produced 70,900 ounces in the June quarter compared with
70,400 ounces in the previous.
Operating costs, including gold-in-process movement, increased from US$72 million (R533 million) in the March quarter to US$76 million (R585 million) for the June quarter. The operating costs increase was mainly attributable to price increases on fuel, explosives, MARC service contract, tyres purchased on the spot market and increased contractor hire due to a decrease in mining efficiencies as a result of radial tyre shortages. Consequently total cash costs increased marginally from US$436 per ounce to US$443 per ounce.
Operating profit was 5 per cent lower at US$75 million (R575 million)
compared with US$79 million (R582 million) in the March quarter.
Capital expenditure increased from US$54 million (R397 million) to US$69 million (R523 million) for the quarter, with expenditure on the Phase 5 heap leach project and the CIL expansion project at US$8 million and US$31 million respectively. Expenditure on the pre-stripping at the Teberebie cutback (US$11 million) continued.
The CIL expansion continues on schedule to meet full production by the end of December 2008. Both the September and December quarters production will be affected by construction works on the new mill, specifically tie-in activities between the existing complex and the expansion steel and piping.
It may be further affected by overburden haulage difficulties experienced during the rainy season.
Notional cash expenditure increased from US$762 per ounce to US$856 per ounce due to the increase in costs and capital expenditure.
The forecast for the September quarter is as follows:
· Gold produced - 159,000 ounces
· Total cash costs - US$550 per ounce
· Capital expenditure - US$68 million
· Notional cash expenditure - US$970 per ounce
The decrease in gold production is due to lower grade areas scheduled to be mined and the CIL expansion work that will constrain CIL availability. Total cash costs and notional cash expenditure is forecast to increase due to the lower production along with increases in power tariff rates, diesel price and other commodities.
Damang
June
2008
March
2008
Gold produced
- 000’ozs
50.0
52.6
Yield
- g/t
1.5
1.3
Total cash costs
- US$/oz
578
546
Notional cash expenditure   - US$/oz
773
732
Gold production for the June quarter at 50,000 ounces was 5 per cent lower than the March quarter’s 52,600 ounces. This was attributable to lower mill throughput which decreased from 1.23 million tons to 1.06 million tons. This was partly offset by an increase in head grade for the quarter from 1.4 grams per ton to 1.6 grams per ton due to more higher grade ore mined from the
Damang pit cutback.
Total tons mined, excluding capital stripping, was 6.53 million tons, slightly less than the previous quarter’s 6.55 million tons. Ore mined increased 15 per cent, from 1.08 million tons to 1.24 million tons with a resultant decrease in the strip ratio from 5.04 in March quarter to 4.29 in the June quarter.
The decrease in the mill throughput was mainly as a result of a major rebuild of the pebble crusher and a change in the plant feed blend - more hard, fresh material was treated at a higher grade.
Operating cost, including gold-in-process adjustments was US$29 million
(R225 million), similar to the March quarter. Total cash cost increased from
US$546 per ounce to US$578 per ounce reflecting the reduction in gold produced and the increased costs associated with mining the higher grade
Damang pit cutback material.
Operating profit for the June quarter at US$16 million (R120 million) is slightly lower than the US$19 million (R138 million) achieved in the March quarter due to the lower gold price.
Capital expenditure at US$6 million (R45 million) is similar to the previous quarter. The majority of this expenditure was invested in a tailings facility and mill sundries.

7 I GOLD FIELDS RESULTS Q4F2008
Notional cash expenditure increased from US$732 per ounce to US$773 per ounce due to the lower production.
The forecast for the September quarter is as follows:
· Gold produced - 50,000 ounces
· Total cash costs - US$670 per ounce
· Capital expenditure - US$6 million
· Notional cash expenditure - US$800 per ounce
Total cash costs and notional cash expenditure is forecasted to increase due to increases in power tariff rates, diesel price and other commodities.
Australia
St Ives
June
2008
March
2008
Gold produced
- 000’ozs
101.5
103.9
Yield  - heap leach
- g/t
0.5
0.6
- milling
- g/t
2.5
2.4
- combined
- g/t
1.8
1.7
Total cash costs
- A$/oz
702
655
-
US$/oz
663
592
Notional cash expenditure   - US$/oz
971
840
Gold produced decreased from 103,900 ounces in the March quarter to
101,500 ounces in the June quarter. This was mainly due to lower throughput and recoveries at the heap leach.
Gold produced from the Lefroy mill increased from 91,300 ounces to 92,600 ounces. Tons milled decreased slightly from 1.19 million tons to 1.17 million tons. However, this was offset by an increase in yield from 2.4 grams per ton to 2.5 grams per ton due to the higher grade from Belleisle and Cave Rocks first stope production.
Gold produced from heap leach decreased from 12,600 ounces in the March quarter to 8,900 ounces in the June quarter. Tons treated from heap leach decreased from 698,000 tons to 567,000 tons and recoveries decreased from
69 per cent to 52 per cent. Yield decreased from 0.6 grams per ton to 0.5 grams per ton due to a reduction in the proportion of oxide ore mined from the Leviathan pit cutback as depth increases.
At the open pit operations 1.2 million tons of ore were mined for the quarter, compared with 1.4 million tons in the March quarter. Ore volumes increased from the Cave Rocks, Pluton, Revenge and Blue Lode pits, while less ore was mined from the Leviathan and NRK pits. The Bahama pit was completed. Grade increased from 1.5 grams per ton to 1.9 grams per ton.
The average strip ratio including capital waste was 5.8 in the June quarter, compared with 5.4 in the March quarter.
At the underground operations 183,000 tons of ore were mined at 5.2 grams per ton for the quarter, compared with 217,000 tons at 5.0 grams per ton in the March quarter. The reduction in volume was due to mechanized remnant mining at East Repulse and Britannia being completed, partially offset by the new underground operations at Belleisle and Cave Rocks which commenced with stoping during June 2008. At Argo, the paste fill delays reported in the prior quarter have been resolved but the full benefit of this will only be seen in the September quarter.
Operating costs, including gold-in-process movements, increased from A$70 million (R472 million) in the March quarter to A$73 million (R527 million) in the June quarter. This increase was mainly due to higher open pit waste charges due to mining more open pit ounces quarter on quarter. Total cash costs increased from A$655 per ounce (US$592 per ounce) to A$702 per ounce (US$663 per ounce).
Operating profit decreased from A$35 million (R231 million) to A$23 million
(R173 million) mainly due to the lower production together with the lower gold price.
Capital expenditure increased from A$30 million (R199 million) in the March quarter to A$36 million (R259 million) in the June quarter. Mine development capital of A$25 million (R183 million) included increased development activity at the Cave Rocks and Belleisle underground mines, the continuation of development of the Argo mine and waste stripping at the future Agamemnon
South and Grinder pits. Infrastructure development continued at Cave Rocks and Belleisle. Exploration expenditure was marginally higher at A$7 million
(R51 million).
Notional cash expenditure increased from US$840 per ounce to US$971 per ounce due to the increase in capital expenditure and the lower production.
The forecast for the September quarter is as follows:
· Gold produced - 108,000 ounces
· Total cash costs - US$700 per ounce
· Capital expenditure - US$35 million
· Notional cash expenditure - US$1,020 per ounce
The gold production increase is in line with increased production from the new underground mines at Cave Rocks and Belleisle. Development of these new underground mines will continue to remain a focus area to return production to between 115,000 ounces and 120,000 ounces per quarter from the December quarter. Total cash costs and notional cash expenditure is forecast to increase as a result of St Ives achieving the cumulative 3.3 million ounces of production which triggers the volume based royalty included as part of the St Ives acquisition. The royalty is payable at a rate of 4 per cent of
“revenue less refining costs”.
Agnew
June
2008
March
2008
Gold produced
- 000’ozs
54.6
49.0
Yield                                -
g/t                                5.0
4.6
Total cash costs
- A$/oz
479
523
-
US$/oz
452
473
Notional cash expenditure  - US$/oz
662
577
Gold production increased 11 per cent from 49,000 ounces in the March quarter to 54,600 ounces in the June quarter. The 3 per cent increase in processing volumes from 329,000 tons in the March quarter to 339,000 tons in the June quarter, was complemented by an 9 per cent increase in yield, from 4.6 grams per ton to 5.0 grams per ton. The higher yield was due to an improved performance from Waroonga underground which replaced low grade Songvang stockpiled ore.
Ore mined from underground increased 25 per cent from 132,000 tons at 8.1 grams per ton in the March quarter to 165,000 tons at a grade of 10.6 grams per ton in the June quarter. Increased emphasis was placed on stope production from the high grade Kim South orebody, whilst ore reserve development was increased at the moderate grade Main Lode. Ore reserve development was recommenced at Kim South to establish a new stoping block. Waroonga produced in excess of 60,000 tons in the month of June, setting a new production record. Total capital and ore reserve development increased 33 per cent compared with the March quarter.
Operating costs, including gold-in-process movements, decreased 7 per cent from A$29 million (R194 million) in the March quarter to A$27 million (R197 million) in the June quarter. Mining costs increased by 21 per cent or A$3 million (R20 million) due to the 25 per cent increase in ore production. This was offset by a reduction in gold-in-process charges, from A$6 million (R40 million) to less than A$1 million (R7 million) as a result of a reduction in the draw-down of Songvang stockpiles, which were replaced with the increased underground ore mined. Total cash costs decreased by 8 per cent from
A$523 per ounce (US$473 per ounce) in the March quarter to A$479 per ounce (US$452 per ounce) in the June quarter.
Operating profit increased from A$22 million (R141 million) in the March quarter to A$26 million (R179 million) in the June quarter due to the increase in gold production.
Capital expenditure for the June quarter was A$13 million (R91 million), compared with A$8 million (R56 million) in the March quarter. This increase was due to the payment of A$7 million under the terms of the new accommodation agreement for the single persons quarters (SPQ) and for the construction of an additional 20 SPQ rooms to meet operational requirements. The sum total of underground capital development, extensional and additional exploration was marginally lower at A$5 million
(R37 million).
Notional cash expenditure increased from US$577 per ounce to US$662 per ounce mainly due to the increase in capital expenditure.
The forecast for the September quarter is as follows:
· Gold produced - 50,000 ounces
· Total cash costs - US$510 per ounce
· Capital expenditure - US$11 million
· Notional cash expenditure - US$720 per ounce

GOLD FIELDS RESULTS
Q4F2008
I 8
The reduction in gold production is due to the completion of high grade stopes at Kim South, replaced by a combination of lower grade Kim South and Main Lode ore. Total cash costs and notional cash expenditure is forecast to increase by around 10 per cent due to the lower gold production.
Year ended 30 June 2008 compared with
year ended 30 June 2007
The Venezuelan assets (including Choco 10) which were sold during the
December quarter are classed as discontinued operations for accounting purposes, and as such figures in this report have been restated to exclude results from this operation.
Group attributable gold production decreased 8 per cent from 3.97 million ounces for the year ended June 2007 to 3.64 million ounces produced in financial 2008. These production results and the results below exclude all discontinued operations.
At the South African operations gold production decreased from 2.65 to 2.42 million ounces as all operations were affected by the power disruptions during the second half of the financial year which reduced gold output by around 0.2 million ounces when compared with the previous year.
Driefontein decreased by 9 per cent to 0.93 million ounces mainly due to lower volumes mined and processed. Kloof decreased by 11 per cent to 0.82 million ounces, also due to lower volumes mined. Gold production at Beatrix decreased by 19 per cent to 0.44 million ounces due to lower volumes and a low MCF. Part of this shortfall was offset by South Deep, control of which was acquired on 1 December 2006, which produced 0.23 million ounces in financial 2008 compared with 0.17 million ounces for the 7 months to end
June 2007.
At the international operations total managed gold production decreased from
1.58 million ounces in financial 2007 to 1.46 million ounces in financial 2008.
In Ghana, Damang’s gold production increased 3 per cent to 0.19 million ounces due to an increase of available high grade fresh ore tonnages mined and processed from the Damang pit cutback. Tarkwa was 7 per cent lower at
0.65 million ounces mainly due to exceptionally high seasonal rainfall during the year and lower grades. In Australia, St Ives decreased by about 14 per cent year on year to 0.42 million ounces. The decrease at St Ives was due to a reduction of high grade underground ore from Conqueror, closed at the end of financial 2007, and scheduled replacement ore from Cave Rocks and
Belleisle not coming into production during the year as planned. At Agnew, the decrease was 4 per cent to 0.20 million ounces due to lower grades at
Waroongas, Kim South and Main Lode.
Revenue increased by 18 per cent in rand terms (increased 17 per cent in US dollar terms) from R19,434 million (US$2,699 million) to R23,010 million
(US$3,165 million). The higher average gold price of R190,623 per kilogram
(US$816 per ounce) compared with R147,595 per kilogram (US$638 per ounce) achieved in financial 2007 more than offset the lower production.
Exchange rates had little effect on the gold price in rand terms against the US dollar weakening from an average of US$1 = R7.20 to US$1 = R7.27, or 1 per cent.
Operating costs, including gold-in-process movements, increased from
R11,694 million (US$1,624 million) to R13,969 million (US$1,922 million), an increase of R2,275 million (US$298 million) or 19 per cent. This increase was partly due to the acquisition of South Deep which was owned for the full
2008 financial year compared with seven months for financial 2007, and added R530 million (US$74 million) to costs. The increase in costs excluding the increase in South Deep amounted to 15 per cent, with the majority due to above inflation wage increases, significant price increases of important inputs
– in particular fuel, steel and cyanide at all the operations and increased power costs in Ghana. Added to this was the increase in volumes required to partially offset the values mined as grades on average decreased from a combined average of 2.6 grams per ton to 2.4 grams per ton year on year for the Group. Total cash costs for the Group in rand terms, increased from
R86,623 per kilogram (US$374 per ounce) to R111,315 per kilogram
(US$476 per ounce) due to the above factors.
At the South African operations operating costs increased by 15 per cent from R7,478 million to R8,611 million for the year. The increase excluding
South Deep was 9 per cent. This was due to the above inflation wage increases, an increase in mine maintenance and the increase in certain input costs such as steel, timber, chemicals and food, partially offset by the cost saving initiatives implemented over the year. Unit cash costs at the South
African operations increased by 26 per cent from R86,908 to R109,117 per kilogram (US$375 to US$467 per ounce) due to the inclusion of South Deep, which averaged R169,889 per kilogram (US$727 per ounce) for the year, the cost increases at the other South African operations and the lower production. Excluding South Deep cash costs increased from R83,511 to
R102,667 per kilogram (US$361 to US$439 per ounce) an increase of 23 per cent.
At the international operations, unit cash costs increased from US$372 per ounce to US$492 per ounce, mainly due to the 8 per cent lower production together with higher power costs in Ghana, increased maintenance costs of the mining fleet at Tarkwa, increased costs at Agnew due to increased processing of the Songvang stockpile and the combined effect of higher stripping ratios at Tarkwa (from 4.0 to 4.7) and increased cost of inputs driven by the commodities boom.
Operating profit increased from R7,740 million (US$1,075 million) to R9,041 million (US$1,244 million), with the Group benefiting from the higher gold price in all currencies.
After accounting for taxation, sundry costs, exceptional items which included the sale of Essakane and Choco 10, and restructuring costs at South Deep, net earnings were R4,458 million (US$613 million) for financial 2008, compared with R2,363 million (US$328 million) in the previous year.
Earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations amounted to
R2,930 million (US$403 million) this year compared with R2,298 million
(US$319 million) in financial 2007.
Capital and development projects
Cerro Corona
During the June quarter, two million man hours were worked with three lost time accidents and eight medically treated incidents, all involving construction personnel. Management has installed several programmes, including significant contractor cost penalties to reverse the above trend. Project staffing levels peaked during the quarter at 3,100 per day but have now declined to 1,700 reflecting completion of significant portions of the work.
There were no reportable environmental incidents during the period.
First rock was put through the mill during the last week in July. First concentrate will be produced by the middle of August and the first shipment of concentrate is scheduled for early September.
Final operational permitting activities advanced during the quarter including approval of the third party contractor’s EIA for storage, transport, and ship loading of concentrate at the Port of Salaverry, Project EIA general revision, as well as the mine Closure Plan. Regulatory agencies were also notified in late May that process facility construction was essentially complete and the requisite inspection for issuing the Beneficiation Concession was arranged for late July.
Mining activities focused on generating construction material for the Las
Gordas tailing dam (1.46 million tons) and in further oxide (0.63 million tons)
and waste mining (0.73 million tons) to enable additional sulphide ore mining
(0.14 million tons) by quarter’s end. The accumulated oxide ore in stockpiles was 4.06 million tons with an average gold grade of 1.45 grams per ton.
Accumulated mixed sulphide ore in stockpile is 0.97 million tons with average gold and copper grades of 1.32 grams per ton and 0.52 per cent, respectively. This material represents eight weeks of plant production at full capacity. Total quarter unit mining costs were US$2.18 per ton which is 4 per cent lower than the previous quarter despite 12 per cent less tons being mined quarter on quarter.
Cumulative construction progress at June quarter end was 90.5 per cent.
The Las Gordas Stage I Starter Dam embankment construction productivity continued to improve, leveraging prior period experience as well as diminishing rainfall. The Las Gordas starter dam completion is now forecast for mid-first quarter financial 2009. In accordance with the water storage plan, approximately 380,000 cubic metres of water is currently stored in the reservoir to support the plant start-up and continued operations during the dry season. The TMF return water system and tailing pipeline construction are essentially complete and are entering commissioning.
The projects completed during the quarter, include:
· Installation of a capacitor bank at Trujillo Norte Substation. This unit will require addition of a harmonic filter to reach full design specifications;
· Mechanical completion of grinding and flotation circuits;
· Mechanical completion of concentrate filtration and storage areas;
· Mechanical completion of all port facilities;
· Establishment of project-operational transition teams for all aspects of
  Cerro Corona on a go forward basis.
Commissioning activities have encountered some delays due to late completion of outstanding construction and pre-commissioning activities, the need for significant revisions to the control logic design related to the mills and the late arrival of vendor representatives to support construction and commissioning activities.

9 I GOLD FIELDS RESULTS Q4F2008
Cumulative project commitments reached US$501 million. Project forecast cost at completion increased during the period to a value of between US$540 to US$550 million, for the following reasons:
· The extension of time required for construction completion including time-dependent activities, such as owner’s team, engineering consultant labour and support costs,
· Additional costs due to the under estimation of project quarry required for the tailings management facility
· Late identification of significant numbers of minor works for correction of design errors and omissions, construction deficiencies, or modifications required to preclude safety hazard issues,
· Contractor claims for extensions in time for factors beyond their control including increase in contractual scope and impacts for loss of productivity, related to late design changes and materials shortages.
Essentially all construction activities since February 2007 have been performed on a “time and material” or “day rate basis” in a way to accelerate the construction completion date.
The forecast for the September quarter is as follows:
· Gold produced - 42,000 equivalent ounces
· Total cash costs - US$270 per ounce
· Capital expenditure - US$79 million
· Notional cash expenditure - US$2,240 per ounce
Pre-production costs associated with the start-up leading into commercial levels of production are capitalized.
South Deep Project
June
2008
March
2008
Gold produced
- kg
1,167
1,637
-
000’ozs
37.5
52.6
Yield  - underground
- g/t
7.4
6.4
- combined
- g/t
6.0
5.9
Total cash costs
- R/kg
250,300
194,258
-
US$/oz
1,002
811
Notional cash expenditure   - R/kg
443,702
319,426
-
US$/oz
1,776
1,334
Gold production at South Deep decreased by 29 per cent from 1,637 kilograms (52,600 ounces) in the March quarter to 1,167 kilograms (37,500 ounces) in the June quarter, in line with the previous guidance. The decrease in gold production was mainly due to the stopping of all VCR mining above 95 level, safety related stoppages due to three fatal accidents as well as the decision taken to suspend mining at 95 2 West and 95 3 West to support the access ramp. As a result of the above, underground tons milled decreased from 250,000 tons in the March quarter to 153,000 tons in the
June quarter, the effect of the lower tonnage on gold production was partially offset by an increase in underground yield from 6.4 grams per ton to 7.4 grams per ton. Surface ore processed increased from 26,000 tons to 42,000 tons in the June quarter but at a lower grade as surface stockpiles are now mostly depleted.
Development decreased by 20 per cent for the June quarter from 1,231 metres to 989 metres. Development in phase 1 sub 95 level remained constant at 236 metres for the June quarter, whilst the current mine decreased from 275 metres to 64 metres. This drop in metres in current mine development was due to the stopping of development on 87, 90 and 95 levels, concurrent with the stoppage of the VCR. Trackless on-reef metres increased for the quarter by 27 per cent whilst the trackless off-reef metres reduced from 160 metres to 9 metres.
Operating costs at R302 million (US$39 million) decreased by 8 per cent compared with the March quarter’s cost of R327 million (US$44 million). This was mainly due to the lower production levels and labour cost reductions.
However, as a result of the decrease in gold production the total cash cost increased by 29 per cent from R194,258 per kilogram (US$811 per ounce) in the March quarter to R250,300 per kilogram (US$1,002 per ounce) in the
June quarter.
An operating loss of R39 million (US$6 million) was realised in the June quarter compared with the March quarter’s operating profit of R37 million
(US$5 million). The lower operating cost was more than offset by the decrease in revenue.
Capital expenditure increased from R196 million (US$26 million) to R216 million (US$28 million) due to the increase in equipment for mechanised development and the emergency power generation project.
Notional cash expenditure increased by 39 per cent from R319,426 per kilogram (US$1,334 per ounce) to R443,702 per kilogram (US$1,776 per ounce) due to the reduced production.
The forecast for the September quarter is as follows:
· Gold produced - 980 kilograms (31,500 ounces)
· Total cash costs* - R309,000 per kilograms (US$1,200 per ounce)
· Capital expenditure* - R245 million (US$31 million)
· Notional cash expenditure* - R571,000 per kilogram (US$2,220 per ounce)
* Based on an exchange rate of US$1 = R8.00.
The decrease in gold production is due to the loss of production while completing the rehabilitation of the primary support on the access ramps on the suspended 95 2 West and 95 3 West. South Deep will focus on speeding up development of the ore body, completion of the Twin shaft infrastructure and increasing the rate of de-stress mining, with the aim of increasing production by the December quarter to approximately 1,500 kilograms
(48,200 ounces) per quarter from current mechanised production areas. The increase in total cash costs is due to the lower production, annual wage increases and electricity price increases.
Exploration and corporate development
Greenfields Exploration
Greenfields exploration continues on a portfolio of nine projects in seven countries (Australia, DRC, Mali, Peru, Chile, Dominican Republic and the
USA). In addition, Gold Fields initiated generative exploration in Canada and
Ghana in the June quarter. The company also has exploration interests in
China through an alliance with Sino Gold Mining Ltd. (ASX: “SGX”), in
Indonesia through the Nabire Bakti joint venture operated by Freeport
McMoran and Rio Tinto, and in Kyrgyzstan, Gold Fields is in the process of finalising an earn-in joint venture agreement with Orsu Metals Corporation
(TSX: “OSU” and AIM: “OSU”) formerly Lero Gold Corp. on Orsu’s Talas copper-gold project. A total of 70,400 metres of drilling was completed on eighteen high quality targets within six projects during the financial year.
In Australia, target definition and initial exploration drilling continued on three early stage projects (Mt Carlton joint venture, Gobondery joint venture and
Delamarian). The primary focus is the Mt Carlton joint venture in Northeast
Queensland, where Gold Fields is earning a 51 per cent stake in eight exploration tenements totaling 1,200 square kilometers owned by Conquest
Mining Limited (ASX: “CQT”), surrounding Conquest’s Silver Hill discovery.
Exploration completed this quarter on Mt Carlton includes airborne electromagnetic (EM) geophysical surveys and a ground gravity survey over most of the property, grid soil geochemical sampling, and IP-Resistivity surveys on selected target areas. Drilling consists of fifteen pre-collared diamond holes (3,924 metre including 1,157 metre reverse circulation (RC)).
Diamond drilling of the EM chargeability at the Capsize Target immediately east of Silver Hill has been completed with two encouraging drill intersections with anomalous Au and Cu values, suggesting that the Silver Hill mineralised system continues to the east. Assays are awaited for most of the holes completed at Capsize. Significant progress was achieved on the induced polarization (IP) surveys at the Powerline Target with a strong chargeability-
resistivity high coincident with a zoned copper to copper-zinc to zinc-lead soil geochemical anomaly which was identified in earlier work. This anomaly is also coincident with a sub-circular topographic depression, a discrete gravity high and surface alteration suggesting a buried porphyry or high sulphidation epithermal body at shallow depth. Initial drill testing of the Powerline Target is scheduled during the September quarter 2008. The upcoming work programme also includes follow-up drilling at the Capsize Target, completion of the grid soil sampling programme over all remaining targets and completion of a property-wide target generation exercise based on all regional data sets.
In the southern DRC, fieldwork resumed in early June at the 80 per cent owned Kisenge Project with the completion of an airborne magnetics geophysical survey and regional stream sediment sampling over the project’s
18,330 square kilometres of exploration licenses. Soil geochemical results have defined additional anomalism in the Kajimba-Mpokoto basin area.
Based on positive correlation between IP chargeability anomalism with gold mineralisation encountered in previous drilling at the Mpokoto prospect (best intersection: 50 metre at 2.0 grams per ton Au), additional IP surveys are planned to cover the south extension of the Mpokoto mineralised trend. Two new target areas have also been defined by recent assays of historical termite mound samples. Drilling will be carried out on these targets during the next two quarters. Discussions are ongoing with the DRC Government regarding their review of the mining convention.

GOLD FIELDS RESULTS
Q4F2008
I 10
At the Sankarani joint venture in south-western Mali, where Gold Fields is earning-in to an initial 51 per cent interest in a project currently operated by partner Glencar Mining plc (AIM: “GEX”), seventeen targets were prioritised for follow-up work following the completion of a high resolution airborne geophysical survey in March 2008. A total of 18,486 metres of rotary air blast
(RAB) drilling has been completed to date on five Priority 1 targets to test a cumulative prospective strike length of 55 kilometers. Assay results from drilling the Sindo target outlined gold-in-bedrock anomalism coinciding with a northeast-southwest shear-zone. Visible gold was reported in pan concentrates recovered from the Fingouana and Kabaya South RAB holes, with intercepts of up to 9 metres at 6.5 grams per ton Au. The upcoming work programme will include trenching and 18,000 metres of RAB/RC and diamond drilling to further test the five priority targets. An additional 20,000 metres of RAB drilling is planned for target definition over the twelve other
Priority 2 and 3 areas not yet tested. The above should be completed by the
December quarter.
Gold Fields and Orsu Metals Coporation (TSX: “OSU” and AIM: “OSU”)
previously Lero Gold Corp, are in the process of finalising a joint venture agreement on the Talas Copper-Gold Porphyry Project in Kyrgyzstan which will grant Gold Fields the right to earn-in up to a 70 per cent interest. The partners have also agreed to an aggressive exploration programme and budget. The work programme will include additional deep penetrating IP geophysical surveys which have been successful in tracing the extensions of the Taldy Central porphyry prospect under cover to the east and west, some
17,000 metres of infill and step-out diamond drilling at the Taldy Central prospect and initial drilling on several other promising targets in the district.
Near Mine Exploration
In Australia, Gold Fields continues to aggressively explore near mine targets at its Agnew and St Ives operations. At Agnew, new targets identified by IP geophysical surveys have highlighted untested potential and at St Ives, three drill rigs are currently drilling out a potential underground resource.
In Ghana, a new targeting exercise assisted by regional geophysical surveys has produced a number of targets in areas surrounding the Damang mining lease. Resource to reserve conversion will be the focus of near mine exploration within the lease.
In Peru, at the Consolidada de Hualgayoc joint venture with Compania de
Minas Buenaventura SA (NYSE: “BVN”), near mine exploration continues in the well-endowed Hualgayoc District surrounding the new Cerro Corona operation. During the March quarter, initial drilling was completed on the
Quijote porphyry copper-gold target but results were disappointing. The
Titan-Arabe copper-gold target will be the next prospect to be drill-tested once community access agreements are signed. District-wide geophysical surveys including airborne magnetic, radiometrics and EM surveys and ground-based gravity surveys have been budgeted to acquire regional data sets for targeting.
Corporate Development
Gold Fields subscribed for a private placement of 11 million shares in Sino
Gold Limited (ASX: “SGX”) during the June quarter and subsequent to year end placement of a further 2.6 million shares resulting in a net placement for the year of 13,586,378 shares at an average price of A$5.02/share, for a total consideration of A$68,261,890. This acquisition increased Gold Fields’
ownership in Sino Gold to 19.9 per cent. Gold Fields and Sino Gold agreed to reduce the project entry hurdle in its China-wide exploration alliance to
3Moz, substantially broadening the scope of the alliance. Gold Fields also followed its rights in the Accelerated Renounceable Entitlements Offer acquiring another 6,515,488 shares at a price of A$4.00 per share for a further consideration of A$26,061,952.
In April 2008, Gold Fields acquired 25,887,491 Conquest Mining Limited
(ASX: “CQT”) shares at an average price of A$0.35 per share, which increased its holding to 19.1 per cent of Conquest.
Gold Fields also finalised a C$5 million placement in Lero Gold Corp, now
Orsu Metals Corporation (TSX: “OSU” and AIM: “OSU”), acquiring 5,882,355 shares at C$0.8 per share, which brings its interest to around 7.6 per cent.
Dividend
In line with the company’s policy of paying out 50 per cent of its earnings, subject to investment opportunities, a final dividend has been declared payable to shareholders as follows:
- final dividend number 69:
120 SA cents per share
- last date to trade cum-dividend:
Friday
15 August 2008
- sterling and US dollar conversion date:
Monday     18 August 2008
- trading commences ex-dividend:
Monday     18 August 2008
- record date:
Friday
22 August 2008
- payment date:
Monday     25 August 2008
Share certificates may not be dematerialised or rematerialised between
Monday, 18 August 2008 and Friday, 22 August 2008, both dates inclusive.
Outlook
In the September quarter attributable gold production is forecast to decrease by around 5 per cent. Notional cash expenditure is forecast at R245,000 per kilogram (US$950 per ounce) and total cash costs at R152,000 per kilogram
(US$590 per ounce) at an exchange rate of US$1 = R8.00.
At the South African operations gold production is forecast to decrease by 13 per cent due to the safety intervention at Kloof and the rehabilitation at South
Deep explained earlier. Accordingly, cash costs and notional cash expenditure is forecast at US$610 per ounce and US$860 per ounce respectively. At the international operations production should increase by 9 per cent mainly due to the first production from Cerro Corona. Cash costs and notional cash expenditure are forecast at US$570 per ounce and
US$1,060 per ounce respectively.
It is anticipated that production will be at around an annualized 4 million attributable ounces by early in calendar 2009. South Africa will contribute approximately 2.30 million ounces, dependant on the outcome of the Kloof
Main shaft rehabilitation, with the balance coming from the international operations. Ghana will contribute 0.72 million attributable ounces, Austrialian
0.60 million ounces and approximately 0.38 million attributable equivalent ounces from Cerro Corona. Notional cash expenditure at this time is forecast at US$725 per ounce at an exchange rate of US$1 = R8.00.
Basis of accounting
The unaudited results for the quarter and year have been prepared on the
International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the June 2008 quarter are submitted in this report.
These consolidated quarterly statements are prepared in accordance with
IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
Audit review
The year-end results have been reviewed in terms of Rule 3.23 of the listing requirements of JSE Limited by the Company’s auditors,
PricewaterhouseCoopers Inc. Their unqualified review opinion is available upon request from the Company Secretary and on the web site.
N.J. Holland
Chief Executive Officer
1 August 2008

11 I GOLD FIELDS RESULTS Q4F2008
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter                                          Year ended
June
2008
March
2008
June
2007
June
2008
June
2007
Revenue
6,452.4
6,109.2            5,067.1          23,009.5
19,433.8
Operating costs, net
3,731.1
3,543.3            3,098.3          13,968.7
11,694.3
- Operating costs
3,747.5
3,502.6            3,213.7          13,883.2
11,904.6
- Gold inventory change
(16.4)
40.7            (115.4)
85.5
(210.3)
Operating profit
2,721.3
2,565.9            1,968.8            9,040.8
7,739.5
Amortisation and depreciation
777.9
713.9               866.1
3,025.6
2,962.7
Net operating profit
1,943.4
1,852.0             1,102.7           6,015.2
4,776.8
Net interest paid
(46.4)
(88.4)               (59.2)            (322.1)
(181.0)
(Loss)/gain on foreign exchange
(7.4)
38.4               (42.6)               13.6
(151.1)
Gain/(loss) on financial instruments
1.9
262.3                 39.3               85.5
(42.7)
Other
(75.8)
(32.3)                (9.8)
(129.6)
(128.3)
Exploration
(107.0)
(57.5)              (89.1)             (327.8)
(295.2)
Profit before tax and exceptional items
1,708.7
1,974.5              941.3
5,334.8
3,978.5
Exceptional (loss)/gain
(94.8)
(41.6)                36.5
1,309.5
245.0
Profit before taxation
1,613.9
1,932.9              977.8
6,644.3
4,223.5
Mining and income taxation
663.7
566.5              371.0
1,937.7
1,552.7
- Normal taxation
555.4
349.4              155.8
1,413.1
871.9
- Deferred taxation
108.3
217.1               215.2              524.6
680.8
Net profit from continued operations
950.2
1,366.4               606.8
4,706.6            2,670.8
Income from discontinued operations
-              (10.9)                37.0              (36.8)
Profit on sale of Venezuelan assets
-
-
74.2                     -
Net profit
950.2
1,366.4               595.9
4,817.8
2,634.0
Attributable to:
- Ordinary shareholders
842.9
1,248.0              527.5
4,457.5
2,362.5
- Minority shareholders
107.3
118.4                68.4               360.3
271.5
Exceptional items:
Profit on sale of investments
1.5
-                 5.6
1,416.2
193.0
Profit on sale of assets
(0.8)
3.2                32.4                33.6
53.5
South Deep restructuring
(65.2)
-                     -
(65.2)
-
Driefontein 9 shaft closure costs
20.8
(44.8)
-
(24.0)
-
Impairment of assets
(51.2)
-                (1.5)              (51.2)
(1.5)
Other
0.1
-                     -
0.1
-
Total exceptional items
(94.8)
(41.6)                 36.5
1,309.5
245.0
Taxation
31.0
18.7               (13.6)               30.2
(68.6)
Net exceptional items after tax and minorities
(63.8)
(22.9)                 22.9
1,339.7
176.4
Net earnings
842.9
1,248.0                527.5
4,457.5
2,362.5
Net earnings per share (cents)
129
191                    81                683
414
Diluted earnings per share (cents)
120
178                    77                637
398
Headline earnings
880.6
1,245.7               506.3
2,992.3
2,187.8
Headline earnings per share (cents)
135
191                    78                459
392
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations
911.1
1,008.6               488.4
2,930.3
2,298.4
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued
operations (cents)
140
155                    75                449
412
Gold sold – managed
kg
28,861
27,692              33,224           120,707
131,670
Gold price received
R/kg
223,568
220,612             152,510          190,623
147,595
Total cash costs
R/kg
125,359
122,920              91,473           111,315
86,823

GOLD FIELDS RESULTS
Q4F2008
I 12
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Year ended
June
2008
March
2008
June
2007
June
2008
June
2007
Revenue
836.3
821.1               714.7
3,165.0
2,699.1
Operating costs, net
481.6
473.9               437.0
1,921.5
1,624.1
- Operating costs
484.1
468.4               453.3
1,909.7
1,653.4
- Gold inventory change
(2.5)
5.5               (16.3)                11.8
(29.2)
Operating profit
354.7
347.2               277.7
1,243.5
1,074.9
Amortisation and depreciation
100.1
94.8               122.2               416.2
411.5
Net operating profit
254.6
252.4               155.5               827.3
663.4
Net interest paid
(5.5)
(11.8)                 (8.3)              (44.3)
(25.1)
Gain/(loss) on foreign exchange
(1.1)
5.5                 (6.0)                 1.9
(21.0)
Gain/(loss) on financial instruments
-
37.6                   5.5               11.8
(5.9)
Other
(10.2)
(4.5)                 (1.5)              (17.8)
(17.7)
Exploration
(14.0)
(7.5)               (12.6)              (45.1)
(41.0)
Profit before tax and exceptional items
223.8
271.7                132.6              733.8
552.7
Exceptional (loss)/gain
(17.4)
(11.1)                   5.0
180.1
33.8
Profit before taxation
206.4
260.6                137.6              913.9
586.5
Mining and income taxation
87.4
77.2                 52.4               266.6
215.7
- Normal taxation
73.8
47.3                  22.0              194.4
121.1
- Deferred taxation
13.6
29.9                 30.4                 72.2
94.6
Net profit from continued operations
119.0
183.4                  85.2              647.3
370.8
Income from discontinued operations
(0.1)
(0.1)                 (1.5)                  5.1
(5.1)
Profit on sale of Venezuelan assets
(0.2)
(0.3)                      -
10.2
-
Net profit
118.7
183.0                  83.7              662.6
365.7
Attributable to:
- Ordinary shareholders
104.7
166.8                  74.1              613.0
328.0
- Minority shareholders
14.0
16.2                    9.6               49.6
37.7
Exceptional items:
Profit on sale of investments
(4.2)
(5.1)                    0.9
194.8
26.8
Profit on sale of assets
(0.2)
0.3                    4.5                 4.6
7.4
South Deep restructuring
(9.0)
-                       -
(9.0)
-
Driefontein 9 shaft closure costs
3.0
(6.3)                       -
(3.3)
-
Impairment of assets
(7.0)
-                 (0.4)               (7.0)
(0.4)
Other
-
-                       -                    -
-
Total exceptional items
(17.4)
(11.1)                    5.0
180.1
33.8
Taxation
4.3
2.7                 (2.0)                 4.2
(9.6)
Net exceptional items after tax and minorities
(13.1)
(8.4)                   3.0
184.3
24.2
Net earnings
104.7
166.8                  74.1              613.0
328.0
Net earnings per share (cents)
16
26                     11                  94
59
Diluted earnings per share (cents)
16
24                     11                  82
55
Headline earnings
111.1
175.5
71.1
411.6
303.8
Headline earnings per share (cents)
17
27
11
63
54
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations
119.1
138.2
68.9
403.1
319.2
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued
operations (cents)
18
21                    11                   62
57
South African rand/United States dollar conversion rate
7.77
7.45                  7.09                7.27
7.20
South African rand/Australian dollar conversion rate
7.33
6.73                  5.89                6.52
5.65
Gold sold – managed
ozs (000)
928
890                1,068               3,881
4,233
Gold price received
$/oz
895
921                   669                 816
638
Total cash costs
$/oz
502
513                   401                 476
374

13 I GOLD FIELDS RESULTS Q4F2008
Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
June
2008
June
2007
June
2008
June
2007
Property, plant and equipment
45,533.3
37,312.8
5,691.7
5,218.6
Goodwill
4,458.9
4,458.9
557.4
623.6
Non-current assets
746.7
627.7
93.3
87.8
Investments
5,704.2
2,272.4
713.0
317.8
Discontinued operations
-
3,352.3
-
468.9
Current assets
6,450.5
5,877.0
806.3
822.0
- Other current assets
4,443.2
3,566.9
555.4
498.9
- Cash and deposits
2,007.3
2,310.1
250.9
323.1
Total assets
62,893.6
53,901.1
7,861.7
7,538.7
Shareholders’ equity
42,561.2
37,106.3
5,320.1
5,189.7
Deferred taxation
5,421.9
4,651.4
677.7
650.5
Long-term loans
6,513.9
6,170.5
814.2
863.0
Environmental rehabilitation provisions
2,015.5
1,380.5
251.9
193.1
Post-retirement health care provisions
21.0
21.0
2.6
2.9
Current liabilities
6,360.1
4,571.4
795.2
639.5
- Other current liabilities
5,875.9
3,852.8
734.7
539.0
- Current portion of long-term loans
484.2
718.6
60.5
100.5
Total equity and liabilities
62,893.6
53,901.1
7,861.7
7,538.7
South African rand/US dollar conversion rate
8.00
7.15
South African rand/Australian dollar conversion rate
7.66
6.06
Condensed changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
June
2008
June
2007
June
2008
June
2007
Balance at the beginning of the financial year
37,106.3
20,001.5
5,189.7
2,692.0
Issue of share capital
0.5
78.7
0.1
10.9
Increase in share premium
72.2
18,398.2
9.9
2,561.5
Marked to market valuation of listed investments
320.0
205.7
44.0
28.6
Dividends paid
(1,044.8)
(1,141.4)
(143.7)
(159.7)
Increase in share-based payment reserve
153.3
90.0
21.1
12.5
Profit attributable to ordinary shareholders
4,457.5
2,362.5
613.1
328.0
Profit attributable to minority shareholders
360.3
271.5
49.6
37.7
Decrease in minority interests
(439.8)
253.7
(60.5)
(13.0)
Loss on transacting subsidiaries
(74.7)
(3,559.9)
(10.3)
(495.9)
Currency translation adjustment and other
2,104.5
145.8
(330.4)
187.1
Reserves released on sale of Venezuelan assets
(454.1)
-
(62.5)
-
Balance as at the end of June
42,561.2
37,106.3
5,320.1
5,189.7
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
June
2008
June
2007
June
2008
June
2007
Net earnings
4,457.5
2,362.5
613.0
328.0
Profit on sale of investments
(1,416.2)
(193.0)
(199.9)
(26.8)
Taxation effect of profit on sale of investments
2.2
48.6
0.3
6.8
Profit on sale of assets
(33.6)
(53.5)
(4.6)
(7.4)
Taxation effect of profit on sale of assets
20.8
20.4
2.3
2.8
Profit on sale of Venezuelan assets
(74.2)
2.8
(4.4)
0.4
Impairment of assets
51.2
-
7.0
-
Taxation effect on impairment of assets
(15.4)
-
(2.1)
-
Headline earnings
2,992.3
2,187.8
411.6
303.8
Headline earnings per share – cents
459
392
63
54
Based on headline earnings as given above divided by
653,156,884 for June 2008 (March 2008- 652,691,549 and June
2007 – 558,259,686) being the weighted average number of
ordinary shares in issue.

GOLD FIELDS RESULTS
Q4F2008
I 14
Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Year ended
June
2008
March
2008
June
2007
June
2008
June
2007
Cash flows from operating activities
2,567.9
3,038.5               1,969.3               7,739.5
2,344.7
Profit before tax and exceptional items
1,708.7
1,974.5                  941.3
5,334.8
3,978.5
Exceptional items
(94.8)
(41.6)                    36.5
1,309.5
245.0
Amortisation and depreciation
777.9
713.9                  866.1
3,025.6
3,962.7
Change in working capital
262.5
794.2                  274.0                 262.3
(168.8)
Taxation paid
(194.6)
(238.0)                (136.7)               (923.4)
(714.7)
Settlement of Western Areas hedge
-
-                        -                        -
(3,893.8)
Other non-cash items
108.2
(164.5)                    (1.3)
(1,395.7)
(85.8)
Discontinued operations
-
-                  (10.6)                126.4
21.6
Dividends paid
(424.9)
-                        -
(1,044.8)
(1,141.4)
Ordinary shareholders
(424.9)
-                        -
(1,044.8)
(1,130.9)
Minority shareholders in subsidiaries
-
-                        -                        -
(10.5)
Cash flows from investing activities
(3,219.5)
(2,355.3)             (2,331.8)             (7,729.8)
(15,194.6)
Capital expenditure – additions
(2,524.8)
(2,085.7)             (2,157.3)             (9,013.9)
(5,930.8)
Capital expenditure – proceeds on disposal
6.5
3.1                   41.1                   42.2
63.4
Sale/(purchase) of subsidiaries
-
-                 (25.0)
1,042.1
(8,732.7)
Purchase of investments
(707.5)
(258.1)                 (99.9)
(977.6)
(648.4)
Proceeds on the disposal of investments
65.4
1.9                   11.3                    99.8
326.1
Environmental and post-retirement health care payments
(59.1)
(16.5)                 (68.9)                 (87.0)
(107.2)
Discontinued operations
-
-                 (33.1)
1,164.6
(165.0)
Cash flows from financing activities
1,095.1
(213.7)                  336.8                 557.1
14,684.7
Loans received
1,164.6
1,535.3                5,324.1              4,335.9
18,821.9
Loans repaid
(850.0)
(1,788.3)              (5,003.0)           (4,619.5)
(14,194.2)
Rights offer – Cerro Corona
768.0
-                         -
768.0
-
Minority shareholders loans repaid
-
-                         -                       -
(90.1)
Shares issued
12.5
39.3                    15.7                  72.7
10,147.1
Net cash inflow/(outflow)
18.6
469.5                  (25.7)
(478.0)
693.4
Translation adjustment
44.6
154.0                      8.0
175.2
(0.8)
Cash at beginning of period
1,944.1
1,320.6                2,327.8              2,310.1
1,617.5
Cash at end of period
2,007.3
1,944.1                2,310.1              2,007.3
2,310.1
United States Dollars
Quarter
Year ended
June
2008
March
2008
June
2007
June
2008
June
2007
Cash flows from operating activities
334.0
407.9                 276.1
1,048.1
333.7
Profit before tax and exceptional items
223.8
271.7                 132.6                  733.8
552.7
Exceptional items
(17.4)
(11.1)                     5.0
180.1
33.8
Amortisation and depreciation
100.1
94.8                  122.2                 416.2
411.5
Change in working capital
36.1
114.6                    37.8                  36.1
(23.4)
Taxation paid
(27.7)
(43.5)                  (19.1)
(143.5)
(97.4)
Settlement of Western Areas hedge
-
-                         -                       -
(534.6)
Other non-cash items
19.5
(18.2)                    (0.2)
(192.0)
(11.9)
Discontinued operations
(0.4)
(0.4)                    (2.2)                 17.4
3.0
Dividends paid
(53.9)
-                         -
(142.5)
(159.7)
Ordinary shareholders
(53.9)
-                         -
(142.5)
(158.2)
Minority shareholders in subsidiaries
-
-                         -                       -
(1.5)
Cash flows from investing activities
(429.0)
(323.6)                 (331.2)
(1,063.4)
(2,110.4)
Capital expenditure – additions
(327.2)
(277.3)                 (301.7)
(1,239.9)
(824.2)
Capital expenditure – proceeds on disposal
0.8
0.3                      5.7                   5.8
8.8
Sale/(purchase) of subsidiaries
(3.3)
(3.8)                    (8.5)                143.3
(1,212.9)
Purchase of investments
(96.5)
(36.3)                   (14.2)
(134.5)
(90.1)
Proceeds on the disposal of investments
8.9
0.1                      1.8
13.7
45.3
Environmental and post-retirement health care payments
(8.1)
(2.3)                    (9.6)
(12.0)
(14.9)
Discontinued operations
(3.6)
(4.3)                    (4.7)                160.2
(22.4)
Cash flows from financing activities
142.7
(28.9)                     17.9                  67.0
2,011.5
Loans received
150.4
209.9                   718.0                596.4
2,593.1
Loans repaid
(105.2)
(244.3)                 (708.1)               (635.4)
(1,979.4)
Rights issue – Cerro Corona
96.0
-                         -
96.0
-
Minority shareholders loans repaid
-
-                         -                       -
(11.5)
Shares issued
1.5
5.5                      8.0
10.0
1,409.3
Net cash (outflow)/inflow
(6.2)
55.4                  (37.2)                (90.8)
75.1
Translation adjustment
14.4
(1.4)                    37.0                  18.6
30.3
Cash at beginning of period
242.7
188.7                  323.3                 323.1
217.7
Cash at end of period
250.9
242.7                  323.1                 250.9
323.1

15 I GOLD FIELDS RESULTS Q4F2008
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure,
· for specific debt servicing requirements, and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments - those remaining are described in the schedule.
Position at end of June 2008
US Dollars / Rand forward purchases
As a result of the draw down under a bridge loan facility to settle the close-out of the Western Areas gold derivative structure, US dollars/rand forward cover was purchased during the March 2007 quarter for the amount of US$550.8 million for settlement on 6 August 2007. On 6 August 2007, this US dollars/rand forward cover was extended to 6 November 2007. On 6 November 2007 the forward cover was extended to 6 December 2007 at an average rate of R6.6315, based on a spot of R6.6000. On 6 December 2007 a partial repayment of US$60.8 million was made against the loan and subsequently the balance of US$490 million forward cover was extended to 6 March 2008 at a rate of R6.9118, based on a spot rate of R6.8000.
On 31 December 2007 a further repayment of US$172 million was made against the loan which resulted in an early drawdown of the same amount under the forward cover. On 6 March 2008 the balance of US$318 million was extended to 6 June 2008 at a rate of R7.9752, based on a spot of
R7.8052. On 6 June 2008 this forward cover was extended to 7 July 2008 at a rate of R7.8479, based on a spot of R7.7799.
For accounting purposes, this forward cover has been designated as a hedging instrument. The forward cover points have been accounted for as part of interest.
At the end of June 2008 the mark to market value of the US$318.0 million forward cover was positive by R55.5 million (US$6.9 million). The quarter on quarter marked to market movement was negative R61.2 million of which R3.2 million was offset against the R3.2 million foreign exchange gain on the revaluation of the underlying loan being hedged. The balance of R58.1 million represents the forward cover cost which has been included in interest paid in the income statement.
Diesel Hedge
Ghana
Subsequent to year end Gold Fields Ghana Holdings (BVI) Ltd purchased Asian style ICE Gasoil call options in respect of a total of 30 million litres of diesel exposure (2.5 million litres per month), for the period 1 July 2008 – 30 June 2009 at a strike price of US$1.09 per litre. A premium of US$2.5 million was paid.
A further Asian style ICE Gasoil call options was purchased in respect of a 30 million litres of diesel exposure (2,5m litres per month) for the period 1
July 2008 – 30 June 2009 at a strike price of US$1.11 per litre. A premium of US$3.3 million was paid.
Australia
On 21 July 2008 Gold Fields Australia purchased Asian style Singapore 0.5 Gasoil call options in respect of a total of 30 million litres of diesel exposure
(2.5 million litres per month) for the period 1 August 2008 – 31 July 2009 at a strike price of US$1.0950 per litre. A premium of US$2.85 million was paid.

GOLD FIELDS RESULTS
Q4F2008
I 16
Total cash costs
Gold Industry Standards Basis
Figures are in millions unless otherwise stated
Total Mine
Operations
South African Operations
International Operations
Discontinued
Operations
##
Total   Driefontein
Kloof      Beatrix
South
Deep
Total
Ghana                        Australia
#
Venezuela
Tarkwa
Damang
St Ives
Agnew
Choco 10
Operating costs
(1)
June
2008
3,747.5         2,197.1
741.5
694.2
459.6
301.8
1,550.4
598.4
255.4           506.5          190.1
-
March 2008
3,502.6         2,126.3
723.3 646.5 429.4 327.1 1,376.3 540.3
230.5            451.4         154.1
-
Financial year ended
13,883.2          8,610.9
2,932.5 2,690.0 1,724.7 1,263.7 5,272.3 2,058.7
858.6         1,755.0         600.0
191.3
Gold-in-process and
June 2008
(25.5)
-
-
-
-
-
(25.5)
(12.7)
(30.0)              14.3             2.9
-
inventory change* March 2008 16.5 - - - - - 16.5 (0.8)
(12.8)             1 5.2           14.9
-
Financial year ended (6.6) - - - - - (6.6) (25.0)
(77.0)              37.9           57.5
8.6
Less:
June 2008
15.2
10.6
4.4
3.2
2.3
0.7
4.6
1.2
-               2.7              0.7
-
Rehabilitation costs March 2008 14.6 10.6 4.4 3.3 2.2 0.7 4.0 1.2
-              2.3               0.5
-
Financial year ended 59.1 42.4 17.6 13.1 8.9 2.8 16.7 4.7
-              9.6               2.4
-
Production taxes
June 2008
(29.1)          (29.1)
(16.2)
(11.3)
(2.8)
1.2
-
-
-
-
-
-
March 2008 10.3 10.3 4.1 2.8 1.9 1.5 - - - - - -
Financial year ended 0.6 0.6 (5.0) (3.1) 3.1 5.6 - - - - - -
General and admin
June 2008
158.2
87.4
34.5
26.0
17.9
9.0
70.8
39.0
4.7              20.1              7.0
-
March 2008 153.6 91.9 34.1 29.1 20.3 8.4 61.7 36.0
5.4              16.1              4.2
-
Financial year ended
586.3            358.2
135.4 112.9 75.6 34.3 228.1 124.3
18.2               64.1           21.5
30.0
Exploration costs
June 2008
1.6
-
-
-
-
-
1.6
-
6.2             (7.0)              2.4
-
March 2008 17.8 - - - - - 17.8 -
9.4                7.5              0.9
-
Financial year ended 37.9 - - - - - 37.9 -
20.4              12.9              4.6
-
Cash operating costs
June 2008
3,576.1         2,128.2
718.8
676.3
442.2
290.9
1,447.9
545.5
214.5             505.0          182.9
-
March 2008
3,322.8         2,013.5
680.7 611.3 405.0 316.5 1,309.3 502.3
202.9            440.7           163.4
-
Financial year ended
13,192.7          8,209.7
2,784.5 2,567.1 1,637.1 1,221.0 4,983.0 1,904.7
743.0         1,706.3           629.0
169.9
Plus:
June 2008
(29.1)          (29.1)
(16.2)
(11.3)
(2.8)
1.2
-
-
-
-
-
-
Production taxes March 2008 10.3 10.3 4.1 2.8 1.9 1.5 - - - - - -
Financial year ended 0.6 0.6 (5.0) (3.1) 3.1 5.6 - - - - - -
Royalties
June 2008
71.0
-
-
-
-
-
71.0
34.8
10.0              17.5               8.7
-
March 2008 70.8 - - - - - 70.8 33.4
11.1              17.2              9.1
-
Financial year ended 243.2 - - - - - 243.2 115.9
34.9              62.2            30.2
6.0
TOTAL CASH COSTS
(2)
June 2008
3,618.0         2,099.1
702.6
665.0
439.4
292.1
1,518.9
580.3
224.5            522.5           191.6
March 2008
3,403.9         2,023.8
684.8 614.1 406.9 318.0 1,380.1 535.7
214.0            457.9          172.5
-
Financial year ended
13,436.5         8,210.3
2,779.5 2,564.0 1,640.2 1,226.6 5,226.2 2,020.6
777.9         1,768.5          659.2
175.9
Plus:
June 2008
750.9            389.5
144.4
144.5
89.7
10.9
361.4
92.4
40.8                  228.2
-
Amortisation* March 2008
689.2            375.5
118.0 127.4 63.0 67.1 313.7 81.2
25.9                 206.6
-
Financial year ended
2,964.6         1,664.1
548.3 591.4 292.6 231.8 1,300.5 321.0
101.1                  878.4
14.8
Rehabilitation
June 2008
15.2
10.6
4.4
3.2
2.3
0.7
4.6
1.2
-                     3.4
-
March 2008 14.6 10.6 4.4 3.3 2.2 0.7 4.0 1.2
-                     2.8
-
Financial year ended 59.1 42.4 17.6 13.1 8.9 2.8 16.7 4.7
-                   12.0
-
TOTAL PRODUCTION
COSTS
(3)
June 2008
4,384.1         2,499.2
851.4
812.7
531.4
303.7
1,884.9
673.9
265.3                  945.7
-
March 2008
4,107.7        2,409.9
807.2 744.8 472.1 385.8 1,697.8 618.1
239.9                  839.8
-
Financial year ended
16,460.2         9,916.8
3,345.4 3,168.5 1,941.7 1,461.2 6,543.4 2,346.3
879.0               3,318.1
190.7
Gold sold - thousand ounces        June 2008
927.9            553.2
218.2
179.3
118.3
37.5
374.7
168.6
50.0            101.5             54.6
-
March 2008
890.3           519.8
209.9 175.5 81.7 52.6 370.5 165.1
52.6            103.9             49.0
-
Financial year ended
3,880.8        2,419.1
928.0 820.9 438.1 232.1 1,461.7 646.1
194.2            417.7           203.7
33.2
TOTAL CASH COSTS - US$/oz      June 2008
502
488
414
477
478
1,002
522
443
578               663              452
-
March 2008 513 523 438 470 668 811 500 436
546               592             473
-
Financial year ended 476 467 412 430 515 727 492 430
551               582             445
729
TOTAL CASH COSTS - R/kg           June 2008
125,359        121,984
103,537 119,240
119,467
250,300
130,344
110,639
144,373         165,558      112,905
-
March 2008
122,920        125,181
104,870 112,514 160,071 194,258 119,748 104,323
130,887         141,721      113,189
-
Financial year ended
111,315         109,117
96,293 100,419 120,382 169,889 114,952 100,552
128,770         136,122      104,040
170,281
TOTAL PRODUCTION COSTS       June 2008
608
581
502
583
578
1,042
647
514
683                    780
-
March 2008 619 622 516 570 775 984 615 503
613                    737
-
- US$/oz
Financial year ended 583 564 496 531 610 866 616 500
623                    734
789
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
##    Discontinued operations are excluded from Total International and Total Mine Operations.
Average exchange rates are US$1 = R7.77 and US$1 = R7.45 for the June 2008 and March 2008 quarters respectively and US$1 = R7.27 for F2008.
Notional cash expenditure
##
Total Mines
South African Operations
International Operations
Peru
Total    Driefontein
Kloof       Beatrix
South
Deep
Total
Ghana                          Australia
Total
Tarkwa     Damang    St
Ives         Agnew
Cerro
Corona
Operating costs - R’m
June 2008
3,747.5         2,197.1
741.5
694.2
459.6
301.8
1,550.4
598.4          255.4           506.5           190.1
-
March 2008
3,502.6         2,126.3
723.3 646.5 429.4 327.1 1,376.3
540.3          230.5           451.4           154.1
-
Financial year ended
13,883.2         8,610.9
2,932.5 2,690.0 1,724.7 1,263.7 5,272.3
2,058.7           858.6        1,755.0          600.0
-
Capital expenditure
June 2008
2,517.2
912.6
302.9
242.4
151.3
216.0
917.7
522.9             44.7          259.4             90.7
686.9
March 2008
2,068.5            784.5
226.9 212.0 149.8 195.8 708.0
397.1            56.0           198.5             56.4
576.0
Financial year ended
8,579.0 3,275.4 1,016.4 897.7 576.6 784.7 2,770.7
1,541.0           204.2          784.5           241.0
2,532.9
Notional cash expenditure – R/kg       June 2008
217,065         180,712
153,905
167,940
166,096
443,702
211,800
213,785       192,990      242,681       165,468
-
March 2008
201,181         180,046
145,513 157,292 227,852 319,426 180,850
182,551       175,229      201,145 1      38,123
-
Financial year ended
186,088         157,972
136,806 140,512 168,903 283,712 176,909
179,134       175,927      195,466       132,734
-
Notional cash expenditure - $/oz        June 2008
869
723
616
672
665
1,776
848
856             773                97           1 662
-
March 2008 843 752 608 657 951 1,334 755
762             732              840              577
-
Financial year ended
796 676 585 601 723 1,214 757
766             753              836             568
-
##
Notional cash expenditure (NCE) per kilogram (ounce) = Operating costs plus capital expenditure divided by gold produced.

17 I GOLD FIELDS RESULTS Q4F2008
Operating and financial results
South African Rand
Total Mine
Operations
South African Operations
Total      Driefontein
Kloof         Beatrix     South Deep
Operating Results
June 2008
12,259
3,661           1,545           1,143             778
195
Ore milled/treated (000 tons)
March 2008
12,376
3,166           1,426              808             656
276
Financial year ended
49,615
14,516           5,981           3,953           3,215           1,367
Yield (grams per ton)
June 2008
2.4
4.7               4.4              4.9              4.7               6.0
March
2008
2.2
5.1               4.6              6.8              3.9               5.9
Financial year ended
2.4
5.2               4.8              6.5              4.2               5.3
Gold produced (kilograms)
June 2008
28,861
17,208            6,786           5,577          3,678            1,167
March
2008
27,692
16,167            6,530           5,458          2,542            1,637
Financial year ended
120,707
75,243          28,865         25,533         13,625
7,220
Gold sold (kilograms)
June 2008
28,861
17,208            6,786           5,577          3,678            1,167
March
2008
27,692
16,167            6,530           5,458          2,542            1,637
Financial year ended
120,707
75,243          28,865         25,533         13,625
7,220
Gold price received (Rand per kilogram)
June 2008
223,568
225,070        224,934        224,583       226,101        224,936
March
2008
220,612
222,657        223,400        220,136       226,515       222,114
Financial year ended
190,623
189,572        190,608        188,180       191,941        185,886
Total cash costs (Rand per kilogram)
June 2008
125,359
121,984        103,537        119,240       119,467        250,300
March
2008
122,920
125,181        104,870        112,514       160,071        194,258
Financial year ended
111,315
109,117          96,293        100,419       120,382        169,889
Total production costs (Rand per kilogram)
June 2008
151,904
145,235        125,464        145,724       144,481        260,240
March
2008
148,339
149,063        123,614        136,460       185,720        235,675
Financial year ended
136,365
131,797        115,898        124,094       142,510        202,382
Operating costs (Rand per ton)
June 2008
306
600               480             607              591           1,548
March
2008
283
672               507             800              655           1,185
Financial year ended
280
593               490             680              536              924
Financial Results (Rand million)
Revenue                                                             June
2008
6,452.4
3,873.0         1,526.4        1,252.5           831.6
262.5
March
2008
6,109.2
3,599.7         1,458.8        1,201.5           575.8
363.6
Financial year ended
23,009.5           14,264.0         5,501.9        4,804.8        2,615.2         1,342.1
Operating costs, net
June 2008
3,731.1
2,197.1            741.5          694.2           459.6           301.8
March
2008
3,543.3
2,126.3            723.3          646.5           429.4           327.1
Financial year ended
13,968.7
8,610.9         2,932.5        2,690.0        1,724.7        1,263.7
- Operating costs
June 2008
3,747.5
2,197.1            741.5          694.2           459.6           301.8
March
2008
3,502.6
2,126.3            723.3          646.5           429.4           327.1
Financial year ended
13,883.2
8,610.9         2,932.5        2,690.0        1,724.7        1,263.7
- Gold inventory change
June 2008
(16.4)
-                   -                 -                 -                  -
March
2008
40.7
-                   -                 -                 -                  -
Financial year ended
85.5
-                   -                 -                 -                  -
Operating profit
June 2008
2,721.3
1,675.9           784.9           558.3           372.0          (39.3)
March
2008
2,565.9
1,473.4           735.5           555.0           146.4
36.5
Financial year ended
9,040.8
5,563.1        2,569.4         2,114.8           890.5
78.4
Amortisation of mining assets
June 2008
741.8
389.5           144.4           144.5             89.7
10.9
March
2008
665.0
375.5           118.0           127.4            63.0
67.1
Financial year ended
2,872.5
1,664.1           548.3           591.4           292.6           231.8
Net operating profit
June 2008
1,979.5
1,286.4           640.5           413.8           282.3          (50.2)
March
2008
1,900.9
1,097.9           617.5           427.6            83.4           (30.6)
Financial year ended
6,168.3
3,989.0        2,021.1        1,523.4           597.9         (153.4)
Other income/(expense)
June 2008
(11.6)
(45.6)           (18.9)            (8.0)            (7.2)           (11.5)
March
2008
(107.6)
(132.2)           (44.1)          (47.0)           (37.2)
(3.9)
Financial year ended
(146.3)
(267.0)          (100.1)          (76.1)          (63.1)           (27.7)
Profit before taxation
June 2008
1,967.9
1,240.8            621.6          405.8           275.1           (61.7)
March
2008
1,793.3
965.7            573.4          380.6             46.2           (34.5)
Financial year ended
6,022.0
3,722.0         1,921.0        1,447.3           534.8         (181.1)
Mining and income taxation                                    June
2008
659.8
437.6            237.1           143.1          108.1           (50.7)
March 2008
580.0
312.9            182.3          126.8             17.5           (13.7)
Financial year ended
2,014.5
1,296.8            685.9          500.0           206.3           (95.4)
- Normal taxation
June 2008
505.2
276.1            180.7            94.9              0.5
-
March
2008
320.0
217.5           135.4             81.9              0.2
-
Financial year ended
1,303.8
825.8            500.8          323.7              1.3
-
- Deferred taxation
June 2008
154.6
161.5             56.4            48.2
 107.6           (50.7)
March
2008
260.0
95.4              46.9            44.9            17.3           (13.7)
Financial year ended
710.7
471.0            185.1          176.3           205.0           (95.4)
Profit before exceptional items
June 2008
1,308.1
803.2            384.5          262.7           167.0           (11.0)
March 2008
1,213.3
652.8            391.1          253.8             28.7           (20.8)
Financial year ended
4,007.5
2,425.2
  1,235.1           947.3          328.5           (85.7)
Exceptional items
June 2008
(96.4)
(43.8)             21.2            (0.3)              0.4           (65.1)
March
2008
(41.5)
(41.9)           (44.7)
-
  2.7
0.1
Financial year ended
(106.7)
(54.7)
(1.8)               0.6              3.9           (57.4)
Net profit
June 2008
1,211.7
759.4            405.7          262.4           167.4           (76.1)
March
2008
1,171.8
610.9            346.4          253.8             31.4           (20.7)
Financial year ended
3,900.8
2,370.5
1,233.3           947.9          332.4          (143.1)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
June 2008
1,275.9
785.3           392.5            262.7          167.1           (37.0)
March 2008
1,202.6
636.3            374.2           253.7            29.7           (21.3)
Financial year ended
3,974.4
2,409.9
1,234.4            947.6          329.9         (102.0)
Capital expenditure
June 2008
1,830.3
912.6            302.9          242.4           151.3            216.0
March 2008
1,492.5
784.5            226.9          212.0           149.8            195.8
Financial year ended
6,046.1
3,275.4
1,016.4          897.7           576.6            784.7
Planned for next six months to December 2008
3,797.1
1,887.5            481.5          565.0           337.0            504.0

GOLD FIELDS RESULTS
Q4F2008
I 18
Operating and financial results
South African Rand
International Operations
Discontinued
Operations
##
Total
Ghana
Australia
#
Venezuela
Tarkwa
Damang
St Ives
Agnew
Choco 10
Operating Results
Ore milled/treated (000 tons)
June 2008
8,598              5,469             1,057             1,733                339
-
March
2008
9,210              5,765             1,232             1,884                329
-
Financial year ended
35,099            22,035             4,516             7,233              1,315
761
Yield (grams per ton)
June 2008
1.4                 1.0                 1.5                1.8                 5.0
-
March 2008
1.3                 0.9                 1.3                1.7                 4.6
-
Financial year ended
1.3                 0.9                 1.3                1.8                 4.8              1.4
Gold produced (kilograms)
June 2008
11,653              5,245             1,555             3,156             1,697
-
March
2008
11,525              5,135             1,635             3,231             1,524
-
Financial year ended
45,464            20,095             6,041           12,992              6,336           1,052
Gold sold (kilograms)
June 2008
11,653              5,245             1,555             3,156             1,697
-
March
2008
11,525              5,135             1,635             3,231             1,524
-
Financial year ended
45,464             20,095            6,041            12,992             6,336           1,033
Gold price received (Rand per kilogram)
June 2008
221,351           221,049         221,672          221,578          221,567
-
March
2008
217,744           217,235         217,798          217,487          219,948
-
Financial year ended
192,361           192,272         193,081          191,425          193,876        290,029
Total cash costs (Rand per kilogram)
June 2008
130,344           110,639         144,373          165,558          112,905
-
March
2008
119,748           104,323         130,887          141,721          113,189
-
Financial year ended
114,952           100,552         128,770          136,122          104,040        170,281
Total production costs (Rand per kilogram)
June 2008
161,752           128,484         170,611
194,869
-
March
2008
147,323           120,370         146,789
176,614
-
Financial year ended
143,925           116,760         145,506
171,673
184,608
Operating costs (Rand per ton)
June 2008
180                  109               242               292                561
-
March
2008
149                   94               187
240                468                  -
Financial year ended
150                   93               190
243                456              251
Financial Results (Rand million)
Revenue
June 2008
2,579.4           1,159.4             344.7             699.3             376.0
-
March
2008
2,509.5           1,115.5             356.1             702.7             335.2
-
Financial year ended
8,745.5           3,863.7          1,166.4           2,487.0          1,228.4            299.6
Operating costs, net
June 2008
1,534.0              584.9             225.2             526.5            197.4
-
March
2008
1,417.0              533.4             217.8             471.9            193.9
-
Financial year ended
5,357.8           2,022.9             781.6          1,805.4             747.9            199.9
- Operating costs
June 2008
1,550.4              598.4             255.4             506.5            190.1
-
March
2008
1,376.3              540.3             230.5            451.4             154.1
-
Financial year ended
5,272.3           2,058.7             858.6          1,755.0             600.0            191.3
- Gold inventory change
June 2008
(16.4)              (13.5)            (30.2)               20.0
7.3
-
March
2008
40.7                (6.9)            (12.7)               20.5              39.8
-
Financial year ended
85.5              (35.8)            (77.0)               50.4             147.9
8.6
Operating profit
June 2008
1,045.4              574.5            119.5              172.8             178.6
-
March
2008
1,092.5              582.1            138.3              230.8             141.3
-
Financial year ended
3,387.7           1,840.8            384.8              681.9             480.5
99.7
Amortisation of mining assets
June 2008
352.3                93.2              41.0
218.1
-
March
2008
289.5                87.3              25.8
176.4
-
Financial year ended
1,208.4              331.8            101.1
775.5
14.8
Net operating profit
June 2008
693.1              481.3              78.5
133.3
-
March
2008
803.0              494.8            112.5
195.7
-
Financial year ended
2,179.3           1,509.0             283.7
386.6
84.9
Other income/(expense)
June 2008
34.0               (2.3)              (0.7)
37.0
-
March 2008
24.6               (7.6)              (0.7)
32.9
-
Financial year ended
120.7                 1.1
(1.6)
121.2
(29.6)
Profit before taxation
June 2008
727.1              479.0              77.8
170.3
-
March
2008
827.6              487.2            111.8
228.6
-
Financial year ended
2,300.0           1,510.1            282.1
507.8
55.3
Mining and income taxation                                       June
2008
222.2              142.2              27.6
52.4
-
March 2008
267.1              144.6              35.9
86.6
-
Financial year ended
717.7              435.5              94.7
187.5
6.8
- Normal taxation
June 2008
229.1              182.7              20.2
26.2
-
March
2008
102.5                55.9             20.2
26.4
-
Financial year ended
478.0              331.3              54.3
92.4
5.9
- Deferred taxation
June 2008
(6.9)             (40.5)
7.4
26.2
-
March
2008
164.6                88.7             15.7
60.2
-
Financial year ended
239.7              104.2             40.4
95.1
0.9
Profit before exceptional items
June 2008
504.9              336.8             50.2
117.9
-
March 2008
560.5              342.6             75.9
142.0
-
Financial year ended
1,582.3           1,074.6           187.4
320.3
48.5
Exceptional items
June 2008
(52.6)                    -                   -                    (52.6)
-
March
2008
0.4                    -                   -
0.4
-
Financial year ended
(52.0)                    -                   -                    (52.0)
-
Net profit
June 2008
452.3              336.8              50.2
65.3
-
March
2008
560.9              342.6              75.9
142.4
-
Financial year ended
1,530.3           1,074.6            187.4
268.3
48.5
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
June 2008
490.6              336.7              50.2
103.7
-
March 2008
566.3              348.7              74.0
143.6
-
Financial year ended
1,564.5           1,069.0            184.7
310.8
47.4
Capital expenditure
June 2008
917.7              522.9              44.7             259.4               90.7
-
March 2008
708.0              397.1              56.0             198.5               56.4
-
Financial year ended
2,770.7           1,541.0             204.2            784.5              241.0
70.0
Planned for next six months to December 2008
1,909.6           1,105.6             107.2            521.6              175.2
-
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
##  Discontinued operations are excluded from Total International Operations.

19 I GOLD FIELDS RESULTS Q4F2008
Operating and financial results
United States Dollars
Total Mine
Operations
South African Operations
Total      Driefontein       Kloof          Beatrix
South
Deep
Operating Results
Ore milled/treated (000 tons)
June 2008
12,259
3,661            1,545           1,143              778            195
March
2008
12,376
3,166            1,426              808              656            276
Financial year ended
49,615
14,516            5,981           3,953           3,215          1,367
Yield (ounces per ton)
June 2008
0.076
0.151            0.141           0.157           0.152          0.192
March 2008
0.072
0.164            0.147           0.217           0.125          0.191
Financial year ended
0.078
0.167            0.155           0.208           0.136          0.170
Gold produced (000 ounces)
June 2008
927.9
553.2            218.2           179.3           118.3            37.5
March
2008
890.3
519.8            209.9           175.5             81.7            52.6
Financial year ended
3,880.8
2,419.1            928.0           820.9           438.1          232.1
Gold sold (000 ounces)
June 2008
927.9
553.2            218.2           179.3           118.3            37.5
March
2008
890.3
519.8            209.9           175.5             81.7            52.6
Financial year ended
3,880.8
2,419.1            928.0           820.9           438.1          232.1
Gold price received (dollars per ounce)
June 2008
895
901                900             899              905             900
March
2008
921
930                933             919              946             927
Financial year ended
816
811                815             805              821             795
Total cash costs (dollars per ounce)
June 2008
502
488               414              477              478
1,002
March
2008
513
523               438              470              668            811
Financial year ended
476
467               412              430              515            727
Total production costs (dollars per ounce)
June 2008
608
581               502              583              578
1,042
March
2008
619
622               516              570              775           984
Financial year ended
583
564               496              531              610           866
Operating costs (dollars per ton)
June 2008
39
77                 62               78                76
199
March
2008
38
90                 68
  107                88
159
Financial year ended
38
82                 67               94                74
127
Financial Results ($ million)
Revenue
June 2008
836.3
500.7            197.8           161.3           108.8          32.8
March
2008
821.1
481.5            195.8           160.4             76.6          48.5
Financial year ended
3,165.0
1,962.0            756.8           660.9           359.7        184.6
Operating costs, net
June 2008
481.6
282.3              95.2             89.3            59.3          38.5
March
2008
473.9
283.4              96.4             86.0            57.3          43.7
Financial year ended
1,921.5
1,184.4            403.4           370.0           237.2        173.8
- Operating costs
June 2008
484.1
282.3              95.2             89.3            59.3          38.5
March
2008
468.4
283.4              96.4            86.0             57.3          43.7
Financial year ended
1,909.7
1,184.4            403.4           370.0           237.2        173.8
- Gold inventory change
June 2008
(2.5)
-                   -                 -                  -               -
March
2008
5.5
-                   -                 -                  -               -
Financial year ended
11.8
-                   -                 -                  -               -
Operating profit
June 2008
354.7
218.4            102.6            72.0             49.5         (5.7)
March
2008
347.2
198.1              99.6            74.4             19.2           4.9
Financial year ended
1,243.5
777.6            353.4           290.9           122.5         10.8
Amortisation of mining assets
June 2008
95.3
49.6              18.6            18.4             11.7           0.8
March 2008
88.1
49.5              15.5            16.8               8.3           8.9
Financial year ended
395.1
228.9             75.4             81.3             40.2          31.9
Net operating profit
June 2008
259.5
168.8              84.0            53.5             37.7         (6.5)
March
2008
259.0
148.6              84.1            57.7             10.9         (4.0)
Financial year ended
848.4
548.7            278.0           209.5             82.2       (21.1)
Other income/(expenses)
June 2008
(1.0)
(5.5)             (2.4)             (0.9)            (0.8)         (1.5)
March 2008
(14.9)
(18.2)             (6.0)             (6.6)            (5.2)         (0.5)
Financial year ended
(20.0)
(36.7)           (13.8)            (10.5)            (8.7)         (3.8)
Profit before taxation
June 2008
258.5
163.3              81.6            52.7             37.0         (8.0)
March
2008
244.1
130.4              78.1            51.1               5.7         (4.5)
Financial year ended
828.4
512.0            264.2           199.1             73.6        (24.9)
Mining and income taxation
June 2008
86.6
57.6              31.2            18.6             14.6          (6.8)
March
2008
78.7
41.9              24.6            17.0               2.1          (1.8)
Financial year ended
277.1
178.4              94.3            68.8             28.4
(13.1)
- Normal taxation
June 2008
67.0
36.3              23.9            12.3               0.1
-
March
2008
43.2
29.3              18.3            11.0
-
-
Financial year ended
179.3
113.6              68.9            44.5               0.2
-
- Deferred taxation
June 2008
19.6
21.3               7.4              6.3              14.5
(6.8)
March
2008
35.5
12.6               6.3              6.0               2.1
(1.8)
Financial year ended
97.8
64.8              25.5            24.3             28.2
(13.1)
Profit before exceptional items
June 2008
171.9
105.7              50.4            34.1             22.4           (1.2)
March
2008
165.5
88.4              53.4            34.1               3.6           (2.7)
Financial year ended
551.3
333.5            169.8           130.3             45.2         (11.8)
Exceptional items
June 2008
(13.3)
(6.0)               3.0                 -
-
(9.0)
March
2008
(5.7)
(5.9)             (6.3)
 -               0.4
-
Financial year ended
(14.7)
(7.5)             (0.2)              0.1               0.5           (7.9)
Net profit
June 2008
158.6
99.7             53.3             34.1             22.4
(10.2)
March 2008
159.6
82.5              47.1            34.1               4.0          (2.7)
Financial year ended
536.7
326.0            169.5          130.4              45.7         (19.7)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
June 2008
167.2
103.0              51.4            34.0             22.5           (4.9)
March 2008
163.8
86.0              50.9            34.1               3.7           (2.7)
Financial year ended
546.7
331.5            169.8           130.3             45.4         (14.0)
Capital expenditure
June 2008
238.6
118.1              39.4            31.3             19.5           27.9
March 2008
200.0
104.5              30.2            28.2             20.0           26.2
Financial year ended
831.6
450.5            139.8           123.5             79.3         107.9
Planned for next six months to December 2008
474.6
235.9              60.2            70.6             42.1           63.0
Average exchange rates were US$1 = R7.77 and US$1 = R7.45 for the June 2008 and March 2008 quarters respectively. The Australian dollar exchange rates were A$1 = R7.33 and A$1 = R6.73 for the June 2008 and March 2008 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently. ##
Discontinued operations are excluded from Total International and Total Mine Operations.

GOLD FIELDS RESULTS
Q4F2008
I 20
Operating and financial results
United States Dollars
International Operations
Australian Dollars
Discontinued
operations
Total
Ghana
Australia
#
Australia
#
Venezuela
##
Tarkwa
Damang
St Ives
Agnew
St Ives
Agnew
Choco 10
Operating Results
Ore milled/treated (000 tons)
June 2008
8,598          5,469          1,057          1,733           339
1,733            339
-
March
2008
9,210          5,765          1,232          1,884           329
1,884            329
-
Financial year ended
35,099        22,035          4,516          7,233        1,315
7,233         1,315
761
Yield (ounces per ton)
June 2008
0.044          0.031          0.047          0.059        0.161
0.059         0.161
-
March 2008
0.040          0.029          0.043          0.055        0.149
0.055         0.149
-
Financial year ended
0.042          0.029          0.043          0.058        0.155
0.058         0.155
0.044
Gold produced(000 ounces)
June 2008
374.7          168.6            50.0          101.5          54.6
101.5           54.6
-
March
2008
370.5          165.1            52.6          103.9          49.0
103.9           49.0
-
Financial year ended
1,461.7          646.1          194.2          417.7         203.7
417.7         203.7
33.8
Gold sold (000 ounces)
June 2008
374.7          168.6           50.0           101.5          54.6
101.5           54.6
-
March
2008
370.5          165.1           52.6           103.9          49.0
103.9           49.0
-
Financial year ended
1,461.7         646.1          194.2          417.7         203.7
417.7         203.7
33.2
Gold price received
June 2008
886             885            887             887            887
949            949
-
(dollars per ounce)
March 2008
909             907            909             908            918             1,005
1,017
-
Financial year ended
823             823            826             819            829
913            925             1,241
Total cash costs
June 2008
522             443            578             663            452
702            479
-
(dollars per ounce)
March 2008
500             436            546             592            473
655            523
-
Financial year ended
492             430            551             582            445
649            496
729
Total production costs
June 2008
647             514            683
780
827
-
(dollars per ounce)
March 2008
615             503            613
737
816
-
Financial year ended
616             500            623
734
819
789
Operating costs
June 2008
23               14              31              38              72
40              77
-
(dollars per ton)
March 2008
20               13              25              32              63
36              70
-
Financial year ended
21               13              26              33              63
37              70
35
Financial Results ($ million)
Revenue
June 2008
335.6          151.1            44.8           90.6           49.1
95.8           52.2
-
March
2008
339.6          151.1           48.4            94.8           45.3
105.6          50.4
-
Financial year ended
1,203.0         531.5          160.4          342.1         169.0
381.4         188.4
41.2
Operating costs, net
June 2008
199.2            76.0           29.3            68.5          25.4
72.6           26.7
-
March 2008
190.5            71.7           29.4            63.4          26.0
70.4           28.8
-
Financial year ended
737.1          278.3          107.5          248.4        102.9
276.9         114.7
27.5
- Operating costs
June 2008
201.7            77.8            33.3           65.8          24.8
69.8           26.5
-
March 2008
185.0            72.6            31.0           60.6          20.8
67.2           23.1
-
Financial year ended
725.3          283.2          118.1          241.5          82.5
269.2           92.0
26.3
- Gold inventory change
June 2008
(2.5)            (1.8)           (4.0)             2.7            0.5
2.8             0.2
-
March
2008
5.5            (0.9)            (1.7)            2.8             5.3
3.2             5.8
-
Financial year ended
11.8            (4.9)          (10.6)            6.9           20.3
7.7            22.7
1.2
Operating profit
June 2008
136.4            75.1           15.5            22.1           23.7
23.2            25.5
-
March
2008
149.1            79.4           19.0            31.5           19.3
35.2            21.5
-
Financial year ended
465.9           253.2          52.9            93.7           66.1
104.5            73.7
13.7
Amortisation of mining assets
June 2008
45.7            12.0             5.4
28.3
29.9
-
March
2008
38.6            11.8             3.6
23.4
25.8
-
Financial year ended
166.2            45.6           13.9
106.7
118.9
2.0
Net operating profit
June 2008
90.7            63.1           10.1
17.5
18.8
-
March
2008
110.4            67.6           15.5
27.3
30.9
-
Financial year ended
299.7          207.6           39.0
53.1
59.3
11.7
Other income/(expenses)
June 2008
4.5            (0.3)
-
4.9
5.1
-
March
2008
3.3            (1.1)
-
4.4
5.0
-
Financial year ended
16.7             0.2
(0.1)
16.7
18.6
(4.1)
Profit before taxation
June 2008
95.2            62.7           10.1
22.3
23.9
-
March
2008
113.8            66.5           15.5
31.8
35.8
-
Financial year ended
316.4          207.7           38.9
69.7
77.9
7.6
Mining and income taxation                  June
2008
29.0            18.6             3.6
6.8
7.2
-
March
2008
36.7            19.8             4.9
12.0
13.6
-
Financial year ended
98.7            59.9            13.0
25.8
28.8
0.9
- Normal taxation
June 2008
30.7            24.7             2.7
3.4
3.6
-
March
2008
13.9              7.5             2.8
3.6
4.0
-
Financial year ended
65.7            45.6             7.5
12.7
14.2
0.8
- Deferred taxation
June 2008
(1.7)            (6.1)             1.0
3.4
3.6
-
March
2008
22.9            12.3             2.1
8.4
9.6
-
Financial year ended
33.0            14.3             5.6
13.1
14.6
0.1
Profit before exceptional items
June 2008
66.2            44.1             6.5
15.6
16.7
-
March 2008
77.1            46.8           10.5
19.8
22.2
-
Financial year ended
217.7          147.8           25.9
44.0
49.1
6.7
Exceptional items
June 2008
(7.3)                 -                -               (7.3)
(8.1) -
March 2008
0.1                 -                -                 0.1
0.1
-
Financial year ended
(7.2)                 -                -               (7.2)
(8.0)
-
Net profit
June 2008
58.9            44.1             6.5
8.3
8.7
-
March 2008
77.1            46.8           10.5
19.9
22.3
-
Financial year ended
210.6          147.8           25.9
36.8
41.2
6.7
Net profit excluding gains and losses
on foreign exchange, financial
instruments and exceptional items
June 2008
64.2            44.0             6.5
13.7
14.6
-
March 2008
77.8            47.6           10.2
19.9
22.6
-
Financial year ended
215.2          147.0           25.4
42.8
47.7
6.5
Capital expenditure
June 2008
120.5            68.8             5.7           34.0           12.0
36.4           13.0
-
March 2008
95.4            53.6             7.5            26.8            7.6
29.7             8.4
-
Financial year ended
381.1          212.0           28.1          107.9           33.1
120.3           37.0
9.6
Planned for next six months to December 2008
238.7          138.2           13.4            65.2          21.9
68.1           22.9
-

21 I GOLD FIELDS RESULTS Q4F2008
Underground and surface
South African rand and metric units
Operating Results
Total Mine
Operations
South African Operations
International Operations
Discontinued
Operations
Total    Driefontein
Kloof  Beatrix
South
Deep
Total
Ghana                      Australia
Venezuela
##
Tarkwa
Damang
St Ives
Agnew
Choco 10
Ore milled / treated (000 ton)
- underground
June 2008
2,749
2,379         760       688        778       153        370            -           -
184
186
-
March
2008
2,468
2,096         669       521        656       250        372            -           -
234
138
-
Financial year ended
12,017
10,495      3,273     2,941    3,215     1,066     1,522            -           -
993
529
-
- surface
June 2008
9,510
1,282         785       455
-           42
8,228      5,469     1,057     1,549       153
-
March 2008
9,908
1,070         757       287
-           26
8,838      5,765     1,232     1,650       191
-
Financial year ended
37,598
4,021      2,708     1,012
-          301  33,577    22,035     4,516     6,240       786
761
- total
June 2008
12,259
3,661      1,545     1,143       778        195     8,598     5,469     1,057     1,733       339
-
March 2008
12,376
3,166      1,426        808       656        276     9,210     5,765     1,232     1,884       329
-
Financial year ended
49,615
14,516      5,981     3,953    3,215      1,367   35,099   22,035     4,516     7,233     1,315
761
Yield (grams per ton)
- underground
June 2008
6.7
6.8          8.2        7.5        4.7         7.4        6.3            -           -
4.5
8.1
-
March
2008
6.9
7.2          8.6        9.9        3.9         6.4        5.6            -           -
4.5
7.4
-
Financial year ended
6.7
6.8          8.1        8.4        4.2         6.5        5.7            -           -
4.4
8.1
-
- surface
June 2008
1.1
0.8          0.7        0.9           -         0.9        1.1         1.0        1.5        1.5        1.3
-
March
2008
1.1
1.1          1.1        1.1           -         1.2        1.1         0.9        1.3        1.3        2.6
-
Financial year ended
1.1
0.9          0.8        0.9           -         0.8        1.1         0.9        1.3        1.4        2.6
1.4
- combined
June 2008
2.4
4.7          4.4        4.9        4.7         6.0        1.4         1.0        1.5        1.8        5.0
-
March 2008
2.2
5.1          4.6        6.8        3.9         5.9        1.3         0.9        1.3        1.7        4.6
-
Financial year ended
2.4
5.2          4.8        6.5        4.2         5.3        1.3         0.9        1.3        1.8        4.8
1.4
Gold produced (kilograms)
- underground
June 2008
18,517
16,188      6,211     5,168    3,678      1,131    2,329            -            -
831
1,498
-
March
2008
17,094
15,013      5,721     5,145    2,542      1,605    2,081            -            -
1,056
1,025
-
Financial year ended
80,413
71,770    26,591   24,587   13,625      6,967    8,643            -            -
4,351
4,292
-
- surface
June 2008
10,344
1,020         575       409
-           36
9,324      5,245     1,555     2,325       199
-
March
2008
10,598
1,154        809        313
-           32
9,444      5,135     1,635     2,175       499
-
Financial year ended
40,294
3,473     2,274        946
-         253    36,821   20,095     6,041      8,641    2,044
1,052
- total
June 2008
28,861
17,208     6,786     5,577     3,678     1,167    11,653     5,245     1,555     3,156     1,697
-
March 2008
27,692
16,167     6,530     5,458     2,542     1,637    11,525     5,135     1,635     3,231     1,524
-
Financial year ended
120,707
75,243    28,865   25,533   13,625     7,220    45,464    20,095    6,041    12,992     6,336
1,052
Operating costs (Rand per ton)
- underground
June 2008
887
886         896       970        591
1,958        897            -            -
874
919
-
March
2008
941
974         984
1,206        655
1,303        753            -            -
725
801
-
Financial year ended
780
792         830       893        536
1,170        691            -            -
637
793
-
- surface
June 2008
138
70           78         59           -          52        148        109        242      223        125
-
March
2008
119
79           86         63           -          50       124          94         187      171        228
-
Financial year ended
120
73           79         62           -          54        126         93        190       180        230
251
- total
June 2008
306
600         480        607       591
  1,548       180        109        242       292        561
-
March 2008
283
672         507       800        655
1,185        149         94         187       240        468
-
Financial year ended
280
593         490       680        536       924        150         93         190       243        456
251
## Discontinued operations are excluded from Total International and Total Mine Operations.

GOLD FIELDS RESULTS
Q4F2008
I 22
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
June 2008 quarter
March 2008 quarter
Year ended F2008
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main          VCR
Carbon
Leader
Main            VCR
Advanced                       (m)
4,066
846
1,625            3,622            674          1,533            16,867           3,867           6,725
Advanced on reef
(m)
836
364
149               566            342            202              2,942           1,868              951
Sampled                         (m)
912
300
108               462            309            138              2,859           1,563              693
Channel width
(cm)
73
51
123                 56              56             89                  62                42               80
Average value
-
(g/t)
24.5
11.5
22.0              46.3             6.3           40.2               24.6             11.5             24.3
-
(cm.g/t)
1,792
590
2,700
1
2,570            354          3,571             1,522
487           1,954
Kloof
June 2008 quarter
March 2008 quarter
Year ended F2008
Reef          Cobble
Kloof
Main
VCR
Cobble    Kloof        Main       VCR
Cobble    Kloof       Main        VCR
Advanced                       (m)
-
170
1,273
6,339          17          271
1,284
4,859         120
1,017
5,830
26,615
Advanced on reef
(m)
-
41
228
770            1           79
357
712
105
137
1,296
3,432
Sampled                         (m)
-
60
294
693             -
57
336
753
105
138
1,233
3,046
Channel width
(cm)
-
135
37
105             -
121
68
103
175
127
83
101
Average value
-
(g/t)
-
2.1
17.0
17.6             -
1.3
16.3
18.2
5.5
1.8
12.8
20.2
-
(cm.g/t)
-
290
633
2
1,849             -
152
1,103
1,872
956
232
1,055
2,040
Beatrix
June 2008 quarter
March 2008 quarter
Year ended F2008
Reef
Beatrix
Kalkoenkrans             Beatrix
Kalkoenkrans             Beatrix
Kalkoenkrans
Advanced                       (m)
7,301
2,352                 7,183                    2,058                   31,248                         9,551
Advanced on reef
(m)
1,490
469                 1,525                       421                     7,058                        1,279
Sampled                        (m)
1,014
417                 1,668                       387                     6,495                        1,176
Channel width
(cm)
69
108                    103                      124                          92                           115
Average value
-
(g/t)
9.1
11.6                     8.6                     13.9                         9.0                         14.9
-
(cm.g/t)
628
3
1,253
3
881
1,726                        835
1,716
South Deep
June 2008 quarter
March 2008 quarter
Year ended F2008
Reef
VCR
Elsburg               VCR
Elsburg               VCR
Elsburg
Advanced                       (m)
300
689                   534                         697                  2,371                          3,479
Advanced on reef
(m)
-
680                     25                         537                     221
2,844
Sampled                         (m)
-
-                     15                             -                     201                                -
Channel width
(cm)
-
-
4
24                              -
4
70                              -
4
Average value
-
(g/t)
-
6.7                    3.8                          6.5                   18.7                             6.1
-
(cm.g/t)
-
-
5
91                            -
5
1,319
-
5
1)
A decrease in value at the VCR in the 4 shaft pillar.
2)
MVR traversing lower grade zones.
3)
Traversing lower grade areas as anticipated by local geological models.
4)
Full channel width not fully exposed in development, hence not reported.
5)
Trackless development in the Elsburg reefs is evaluated by means of the block model.

23 I GOLD FIELDS RESULTS Q4F2008
Administration and corporate information
Corporate Secretary
CAIN FARREL
Tel:       (+27)(11) 644 2525
Fax:      (+27)(11) 484 0626
e-mail:  cain.farrel@goldfields.co.za
Investor Enquiries
WILLIE JACOBSZ
Tel:
(+508) 358 0188
Mobile:  (+857) 241 7127
e-mail:  wjacobsz@gfexpl.com
Media Enquiries
DANIEL THOLE
Tel:       (+27)(11) 644 2638
Fax:      (+27)(11) 484 0639
e-mail: dthole@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel:      (+27)(11) 370 5000
Fax:     (+27)(11) 370 5271
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: (+44)(20) 8639 3399
Fax: (+44)(20) 8658 3430
WEBSITE
http://www.goldfields.co.za
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.

Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.

The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.
Registered Offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel:      (+27)(11) 644 2400
Fax:      (+27)(11) 484 0626
LONDON
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel:      (+44)(20) 7499 3916
Fax:     (+44)(20) 7491 1989
American Depository
Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Directors
A J Wright (Chairman)
N J Holland * (Chief Executive Officer)
T P Goodlace (Chief Operating Officer)
K Ansah
#
J G Hopwood
G Marcus
D N Murray
D M J Ncube
R L Pennant-Rea *
C I von Christierson
* British
#
Ghanaian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 30 July 2008
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
            Relations and Corporate Affairs